

China Natural Gas, Inc.


SEC MAIL PROCESSING
RECEIVED
OCT 2 8 2010
WASH, D.C.
211
SECTION



2009 Annual Report

Dear Stockholder:

Our 2009 results reflected the continued growth and development of our operations. During 2009, our revenue increased and our results of operations were impacted by several factors, including the addition of a new compressed natural gas ("CNG") fueling station during 2009 and realizing the full impact of the fueling stations added in fiscal year 2008. In addition, we benefitted from government policies in China that promote the adoption of cleaner burning fuels, including CNG for vehicles. The recovery during 2009 of the overall economic market in China from the economic slowdown in 2008 also contributed to our results of operations.

The financial highlights for the fiscal year 2009 include:

- Revenue increased 20% to $81.07 million, primarily due to the CNG fueling stations added in 2008 contributing full year revenue in 2009 and the addition of one new CNG fueling station during 2009, as well as an increase in installation and gasoline revenue;
- Gross profit increased 23% to $40.16 million;
- Income from operations increased 19% to $25.05 million from $21.06 million in fiscal year 2008; and
- Net income increased 24% to $18.83 million from $15.19 million in fiscal year 2008.

We believe our strong performance in 2009 demonstrates the long-term market potential for our CNG fueling stations as well as our piped natural gas and installation services for residential, commercial and industrial customers.

We also continue to remain optimistic about the long-term opportunities in the liquefied natural gas ("LNG") market as China aims to increase natural gas usage. We expect to continue the growth of our LNG operations. During fiscal year 2010, we completed the first phase our LNG plant, the first LNG plant approved in Shaanxi Province. We intend to leverage this project as we grow our LNG business so as to capture a sizable share of China's emerging LNG market. We believe that once in full operation, our LNG business will enable us to further strengthen our market position, accelerate our growth and will bring greater value to our shareholders. Going forward, we intend to continue increasing the number of CNG fueling stations in Xi'an, Henan Province and Hubei Province, and we anticipate the growth of our CNG fueling stations and our LNG facility will add to both our top-line and bottom-line growth.

Thank you for your ongoing support of and continued interest in China Natural Gas, Inc.

Sincerely,



Qinan Ji
Chairman and Chief Executive Officer

October 29, 2010

ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

INDEX

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, some of the statements in this Report contain forward-looking statements that involve risks and uncertainties. These statements are found in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors." They include statements concerning: our business strategy; expectations of market and customer response; liquidity and capital expenditures; future sources of revenues; expansion of our product lines; addition of new product lines; and trends in industry activity generally. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. For example, assumptions that could cause actual results to vary materially from future results include, but are not limited to: our ability to successfully develop and market our products to customers; our ability to generate customer demand for our products in our target markets; the development of our target markets and market opportunities; our ability to produce and deliver suitable products at competitive cost; market pricing for our products and for competing products; the extent of increasing competition; technological developments in our target markets and the development of alternate, competing technologies in them; and sales of shares by existing shareholders. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

BUSINESS

Overview

We are an integrated natural gas operator in The Peoples' Republic of China ("China" or the "PRC"), primarily involved in the distribution of compressed natural gas ("CNG") through our variable interest entity ("VIE")-owned CNG fueling stations. As of December 31, 2009, we operated 24 CNG fueling stations in Shaanxi province and 12 CNG fueling stations in Henan province. Our VIE own our CNG fueling stations while we lease the land upon which our VIE-owned CNG fueling stations operate. For the year ended December 31, 2009, we sold CNG of 164,343,895 cubic meters through our VIE-owned fueling stations, compared to 149,412,144 cubic meters for the year ended December 31, 2008. We also transport, distribute and sell piped natural gas to residential and commercial customers in the Xi'an area, including Lantian County, and the districts of Lintong and Baqiao, in Shaanxi province through a high pressure pipeline network of approximately 120 kilometers.

We operate four main business lines:

- Distribution and sale of CNG through our VIE-owned CNG fueling stations for hybrid (natural gas/gasoline) powered vehicles (36 stations as of December 31, 2009);
- Installation, distribution and sale of piped natural gas to residential and commercial customers through our VIE-owned pipelines. We distributed and sold piped natural gas to approximately 108,423 residential customers as of December 31, 2009;
- Distribution and sale of gasoline through our VIE-owned CNG fueling stations for gasoline and hybrid (natural gas/gasoline) powered vehicles (eight of our CNG fueling stations sold gasoline as of December 31, 2009); and
- Conversion of gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles at our auto conversion sites.

We buy all of the natural gas that we sell and distribute to our customers. We do not mine or produce any of our own natural gas and have no plans to do so during the next 12 months. We currently sell our natural gas in two forms: (i) CNG and (ii) piped natural gas.

On October 24, 2006, our VIE, Xi'an Xilan Natural Gas Co., Ltd. ("XXNGC"), formed a wholly-owned subsidiary, Shaanxi Jingbian Liquefied Natural Gas Co., Ltd. ("SJLNG"), for the purpose of constructing a liquefied natural gas ("LNG") facility to be located in Jingbian, Shaanxi province. We planned to invest approximately $50 million to construct this facility, funded through the sale of senior notes to Abax and our September 2009 equity financing, as well as cash flows from operations. The LNG plant is under construction and is expected to be completed by the second quarter of 2010. Once completed, the plant is expected to have a LNG processing capacity of 500,000 cubic meters per day, or approximately 150 million cubic meters on an annual basis.

We had total revenues of $81,066,118, $67,720,659 and $35,392,053 for the years ended December 31, 2009, 2008 and 2007, respectively. We had net income of $18,830,787, $15,190,368 and $9,116,070 for the years ended December 31, 2009, 2008 and 2007, respectively. We had total assets of $197,614,516, $118,262,291 and 53,289,998 as of December 31, 2009, 2008 and 2007, respectively.

Our Corporate History and Structure

We were incorporated in the state of Delaware on March 31, 1999, as Bullet Environmental Systems, Inc. On May 25, 2000 we changed our name to Liquidpure Corp. and on February 14, 2002 we changed our name to Coventure International, Inc. ("Coventure").

On December 6, 2005, Coventure issued an aggregate of 4 million shares to all of the registered shareholders of XXNGC, and entered into exclusive arrangements with XXNGC and these shareholders that give us the ability to substantially influence XXNGC's daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. On December 19, 2005, we changed our name to China Natural Gas, Inc.

On February 22, 2006, we formed Shaanxi Xilan Natural Gas Equipment Co., Ltd., ("SXNGE") as a wholly foreign owned enterprise ("WFOE"). We then, through SXNGE entered into exclusive arrangements with XXNGC and these shareholders that give us the ability to substantially influence XXNGC's daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. We memorialized these arrangements on August 17, 2007. As a result, we consolidate the financial results of XXNGC as a variable interest entity pursuant to FASB accounting standard.

On October 24, 2006, XXNGC formed a wholly-owned subsidiary, Shaanxi Jingbian Liquefied Natural Gas Co., Ltd. ("SJLNG"), a limited liability company organized under the laws of the PRC to administer the production and sales of LNG.

On December 1, 2006, XXNGC formed a wholly-owned subsidiary, Xi'an Xilan Auto Body Shop Co., Ltd. ("XXABC"), which converts gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles.

On July 3, 2008, XXNGC formed a wholly owned subsidiary, Henan Xilan Natural Gas Co., Ltd. ("HXNGC"), for the purpose of improving the efficiency of our natural gas fueling station operations, pipeline construction, engineering design, construction and technical advisory work services in Henan province. HXNGC also operates our CNG fueling stations in Henan province.

On October 2, 2008, XXNGC acquired a 100% equity interest in Lingbao Yuxi Natural Gas Co., Ltd. ("LBNGC"), which possesses the right to operate CNG fueling stations and pipelines in the city of Lingbao, from the shareholders of LBNGC, Zhihe Zhang, who held a 90% ownership interest in Henan, and Lingjun Hu, who held a 10% ownership interest in Henan.

On October 27, 2009, XXNGC formed Henan CNPC Kunlun Xilan Compressed Natural Gas Co., Ltd. ("JV") as a joint venture with China National Petroleum Corporation Kunlun Natural Gas Co., Ltd. ("CNPC Kunlun") in Henan province, PRC. The JV was established to build and operate CNG compressor stations and fueling stations, sell CNG, provide vehicle conversion services from gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles and technical advisory work services in Henan, PRC. CNPC Kunlun will hold 51% ownership of the JV, and XXNGC will hold 49% ownership.

On October 27, 2009, CHNG formed Xilan Energy Co., Ltd. ("XEC") as a wholly owned limited liability company in Hong Kong. XEC was established for the purpose of importing liquid natural gas ("LNG") into PRC.

On December 17, 2009, XXNGC formed Hubei Xilan Natural Gas Co., Ltd. ("HBXNGC") as a wholly owned limited liability company in Hubei province, PRC. HBXNGC was established to construct harbor LNG fueling stations and ships in Hubei, PRC.

The following diagram illustrates our corporate and share ownership structure:



China Natural Gas, Inc.
100%
100%
Xilan Energy Co., Ltd.
Xi'an Xilan Natural Gas Co., Ltd.
VIE
Shaanxi Xilan Natural Gas Equipment Co., Ltd.
100%
100%
100%
100%
100%
100%
49%
Hubei Xilan Natural Gas Co., Ltd.
Lingbao Yuxi Natural Gas Co., Ltd.
Shaanxi Jingbian Liquefied Natural Gas Co., Ltd.
Henan Xilan Natural Gas Co., Ltd.
Xi'an Xilan Auto Body Shop Co., Ltd.
Henan CNPC Kunlun Xilan Compressed Natural Gas Co., Ltd.

Our Variable Interest Entity Agreements

The following is a summary of the agreements we have with our variable interest entity, XXNGC:

Consulting Service Agreement, dated August 17, 2007. Under this agreement entered into between SXNGE and XXNGC, SXNGE provides XXNGC exclusive consulting services with respect to XXNGC's general business operation, human resources and research and development. In return, XXNGC pays a quarterly service fee to SXNGE, which is equal to XXNGC's revenue for such quarter. The term of this agreement is indefinite unless SXNGE notifies XXNGC of its intention to terminate this agreement. XXNGC may not terminate this agreement during its term. This agreement is retroactive to March 8, 2006.

Operating Agreement, dated August 17, 2007. Under this agreement entered into between SXNGE, on the one hand, and XXNGC and certain shareholders of XXNGC, on the other hand, SXNGE agrees to act as a guarantor for XXNGC in the contracts, agreements or transactions in connection with XXNGC's operation between XXNGC and any other third party, to provide full guarantee for the performance of such contracts. XXNGC agrees, as a counter-guarantee, to pledge all of its assets, including accounts receivable to SXNGE. The XXNGC shareholders party to this operating agreement agree to, among other things, appoint as XXNGC's director, individuals recommended by XXNGC and appoint SXNGE's senior officers as XXNGC's general manager, chief financial officer and other senior officers. The term of this agreement is indefinite unless SXNGE notifies XXNGC of its intention to terminate this agreement with 30 days prior notice. XXNGC may not terminate this agreement during its term. This agreement is retroactive to March 8, 2006.

Equity Pledge Agreement, dated August 17, 2007. Under this agreement entered into between SXNGE, on the one hand, and XXNGC and certain shareholders of XXNGC, on the other hand, to secure the payment obligations of XXNGC under the Consulting Service Agreement described above, the XXNGC shareholders party to this equity pledge agreement have pledged to SXNGE their entire equity ownership interests in XXNGC. Upon the occurrence of certain events of default specified in this agreement, SXNGE may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgors may not transfer the pledged equity interest without SXNGE's prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is two years after the obligations under the Consulting Service Agreement have been fulfilled. This agreement is retroactive to March 8, 2006.

Option Agreement, dated August 17, 2007. Under this option agreement entered into between SXNGE, on the one hand, and XXNGC and certain shareholders of XXNGC, on the other hand, the XXNGC shareholders party to this option agreement irrevocably granted to SXNGE, or any third party designated by SXNGE, the right to acquire, in whole or in part, the respective equity interests in XXNGC of these XXNGC shareholders. The option agreement can be terminated by SXNGE by notifying XXNGC of its intention to terminate this agreement with 30 days prior notice. The option agreement is retroactive to March 8, 2006.

Addendum to the Option Agreement, dated August 8, 2008. Under this addendum to the option agreement entered into between SXNGE, on the one hand, and XXNGC and certain shareholders of XXNGC, on the other hand, the XXNGC shareholders (the "Transferors") irrevocably granted to SXNGE an option to purchase the XXNGC shareholders' additional equity share in XXNGC (the "Additional Equity Interest") in connection with an increase in XXNGC's registered capital since the execution of the option agreement at $1.00 or the lowest price permissible under the applicable laws at the time that SXNGE exercises the option to purchase the Additional Equity Interest. The option agreement can be terminated by SXNGE by notifying XXNGC of its intention to terminate this agreement with 30 days prior notice. This addendum is retroactive to June 30, 2008.

Proxy Agreement dated August 17, 2007. Under this agreement entered into between SXNGE, on the one hand, and XXNGC and certain shareholders of XXNGC, on the other hand, the XXNGC shareholders irrevocably granted to SXNGE the right to exercise their shareholder voting rights, including attendance at and voting of their shares at shareholders meetings in accordance with the applicable laws and XXNGC's articles of associations. This agreement is retroactive to March 8, 2006.

Our Products, Services and Customers

CNG and Gasoline Fueling Stations

As of December 31, 2009, our VIE operated 24 CNG fueling stations in the Shaanxi province and 12 CNG fueling stations in Henan province. Through these VIE-owned fueling stations, CNG is sold to taxis, buses and private cars that operate with CNG technology. During the year ended December 31, 2009, we purchased natural gas at an average cost of RMB1.11/cubic meter and sold each cubic meter for RMB2.33 net of value added taxes in Shaanxi province and we purchased natural gas at an average cost of RMB1.19/cubic meter and sold each cubic meter for RMB2.83 net of value added taxes in Henan province.

We continue to expand our VIE-owned CNG fueling station base by constructing new stations as well as acquiring existing stations. We can obtain approvals and construct a CNG fueling station in Shaanxi province in approximately 60 days for a cost of approximately US$1,300,000 to US$1,500,000. We are evaluating additional sites for CNG fueling stations in Shaanxi, Henan and in other regions.

Our VIE also own three natural gas compressor stations. Two are located in Xi'an: Hongqing station, acquired in July 2005, near our pipeline; and Changsheng station, acquired in September 2008. The third station is located in Xianyang city and was acquired in January 2008. A compressor station compresses natural gas and allows trucks to transport CNG to fueling stations. We currently have a daily processing capacity of 250,000 cubic meters of CNG.

We began to distribute and sell gasoline during the fourth quarter of 2007 in an effort to support our sales of CNG by attracting more natural gas/gasoline hybrid car owners through providing a one-stop refueling option for such customers. Our gasoline facilities were either installed by us at our existing CNG stations or acquired through our acquisition of CNG fueling stations that have both CNG and gasoline fueling capability. As of December 31, 2009, we distributed and sold gasoline at eight of our VIE-owned CNG fueling stations for gasoline and hybrid (natural gas/gasoline) powered vehicles in Xi'an. During the year ended December 31, 2009, we purchased gasoline at an average cost of RMB4.13/liter and sold each liter at an average price of RMB4.39/liter net of value added taxes in Xi'an.

Our Pipeline Distribution System

Our VIE own and operate a high pressure pipeline network of approximately 120 kilometers in the Xi'an area. The network connects to a high pressure government pipeline network operated by Shaanxi Natural Gas Company, which supplies natural gas directly from a gas field in the northern region of the province. Our high pressure pipeline then feeds into city-gate "let-down" stations at Hongqing and Lantian County, where the pressure is reduced and natural gas is transported through a network of low-pressure distribution pipes to supply our residential and commercial customers in Lantian County and the Lintong and Baqiao Districts. The supply also feeds our compressor stations at Hongqing and Xianyan where CNG is collected by tankers to supply our CNG fueling stations.

Each of our pipeline customers is physically connected to our pipeline network through Company-installed and maintained piping and natural gas usage gauges. We generate revenues both from the sale of natural gas to these customers and the installation and maintenance of this equipment.

We believe we are currently the sole authorized provider of natural gas to residential customers in our service areas and the only privately owned company in Shaanxi province to own and operate this type of high pressure pipeline.

Our Automobile Conversion Sites

We began our automobile conversion business during the second quarter of 2007. Our automobile conversion sites convert gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles. As of December 31, 2009, we had four auto conversion sites, all in the Xi'an area.

Our CNG Market

As of December 31, 2009, there were 3,639 buses and 10,646 taxes powered by CNG in Xi'an, which accounts for approximately 97% and 91% of the total market, respectively. Each bus uses an average of approximately 100 cubic meters of CNG per day and each taxi uses an average of approximately 30 cubic meters of CNG per day (Source: PRC Ministry of Science and Technology). The PRC government estimates in its Eleventh Five Year Plan (2006-2010) that current total demand for CNG as a vehicular fuel in the Xi'an area will reach approximately 1,070,000 cubic meters per day by 2010. Compared to gasoline and diesel, we believe natural gas as vehicular fuel is cheaper, cleaner and safer. The PRC government's Clean Energy Policy encourages the use of CNG as a vehicular fuel.

We estimate that the average CNG station in Xi'an pumped approximately 11,000 cubic meters of CNG per day in 2009. As of December 31, 2009, there were 73 CNG fueling stations in Xi'an and we estimate that approximately 803,000 cubic meters of CNG was pumped per day during 2009, a figure below estimated total demand. As a result, we believe that there is unmet demand for CNG as vehicular fuel in the Xi'an area.

As of December 31, 2009, there were approximately 2,100 buses and 8,900 taxes powered by CNG in Zhengzhou, which account for approximately 50% and 84% of the market shares, respectively. (Source: Zhengzhou Evenings). We estimate each bus uses an average of approximately 100 cubic meters of CNG per day and each taxi uses an average of approximately 30 cubic meters of CNG per day.

We estimate that the average CNG station in Henan pumped approximately 11,000 cubic meters of CNG per day in 2009. As of December 31, 2009, there were 42 CNG fueling stations in Henan and we estimate that approximately 462,000 cubic meters of CNG was pumped per day during 2009, a figure below estimated total demand. As a result, we believe that there is unmet demand for CNG as vehicular fuel in the Henan area.

While there are many competitors in the distribution and sale of CNG in China, we believe we are well positioned in the market through our cooperation with local natural gas suppliers and our experience in Shaanxi and Henan.

Our Pipeline Network Customers

As of December 31, 2009, we had 108,423 customers, including residential and commercial customers. We continue to expand our customer base in Xi'an's newly developed business and residential areas including Baqiao, Hongqing and Xihang as well as Lingbao in Henan Province. Our commercial customers, including the Xiwei Aluminum Company and the Hungtian Company, use natural gas as a raw material for their production process. We are not dependent upon any single customer or group of customers for a material portion of our natural gas sales or revenues.

Our pipeline customers purchase natural gas by prepaid cards that can be inserted into the connection equipment to initiate gas flow.

We entered into agreements with the Xi'an International Port Administrative Committee (the "Port Committee") and the town of Tangyu, China, in April 2008 and October 2008, respectively, to provide natural gas to local residents and businesses. The international port project is estimated to involve the development of approximately 13.5 square miles of business district and the investment of up to $30 million over the next several years, based on the Port Committee's planning schedule. The Tangyu project involves supplying natural gas to potentially 50,000 residential and commercial users at a tourist site undergoing development and expansion. Our agreement with the Port Committee is currently being challenged by the Xi'an Municipal Administration Commission for violating an exclusive agreement between the municipal government and Qin Hua Gas Company, one of our major competitors in our pipeline natural gas business. We disagree with the Xi'an Municipal Administration Commission's assessment and are currently in negotiations with it to resolve its assessment.

Our Liquefied Natural Gas ("LNG") Project

In September 2007, we began the construction of an LNG processing and distribution plant in Jingbian, Shaanxi province (the "LNG Project"). We estimate that the LNG Project will cost approximately $50 million, funded through the sale of senior notes to Abax and our September 2009 equity financing, as well as cash flows from operations. We believe we have obtained all the required permits and approvals to build the LNG plant and expect construction to be completed by the second quarter of 2010.

During 2009, we made significant progress towards completing the LNG Project and spent approximately $31 million in constructing our LNG facility, acquiring technology licenses, prepaying for equipment purchases and acquiring land use rights. We believe that adding LNG to our product offerings will expand our geographic sales footprint and improve our revenues and profitability as well as diversify our revenue and profit structure.

Both CNG and LNG are natural gas compressed into canisters for convenient transportation, usually by tank trucks, to locations of distribution or consumption. Typically, CNG is compressed at 200 kilograms per cubic centimeter and LNG is compressed at up to 625 times atmospheric pressure per normal cubic meter and must be transported at sub-zero temperatures. The cost of compressing and processing LNG is higher than CNG, but LNG can be transported in larger volumes and over longer distances per tanker and the per unit transportation costs are therefore lower than CNG.

We believe we are well positioned in the LNG business because the NDRC has stopped approving LNG projects based on onshore gas fields that involve the processing of domestic natural gas supplies since August 2007.

Suppliers

We purchase our natural gas mainly from four vendors, namely, Shaanxi Natural Gas Co. Ltd., Petrochina Chang Qing Oil Field Branch, Jiyuan City Yuhai Gas Co., Ltd. and Qinshui Lanyan Coal Bed Methane Co., Ltd. Our supply contract with our largest supplier, Shaanxi Natural Gas Co. Ltd., is renewed on an annual basis. We have supply agreements with Petrochina Chang Qing Oil Field Branch, Jiyuan City Yuhai Gas Co., Ltd. and Qinshui Lanyan CoalBed Methane Co., Ltd. with no minimum purchase requirements. Our procurement price in Henan has increased from RMB 1.00/cubic meter to RMB 1.30/cubic meter starting June 2009. We do not expect the price to change materially in 2010.

On October 19, 2006, we received a letter from PetroChina Company Limited pursuant to which PetroChina agreed in principle to supply up to 150 million cubic meters of natural gas annually to our LNG Project subsidiary subject to the negotiation of a final agreement once our LNG plant is near completion.

We do not expect any difficulty in continuing to renew our supply contracts during the next 12 months.

Intellectual Property

We have applied for a service mark on the "Xilan" name, which is used in connection with all our products and services. XXNGC is currently preparing to apply for the "CNG" trademark. XXNGC has also applied for the registration of its corporate name as a trademark under Application No. 5055703. This application has been published for opposition. If there are no successful oppositions once this opposition period expires on September 7, 2009, our corporate name will be registered as a trademark.

Research and Development

We incurred $83,708 expense in connection with the experiment of converting diesel / gasoline fueled ships to be able to run on natural gas. The funding for all research and development expenses is expected to come from operating cash flows.

Governmental and Environmental Regulation

To date, we have complied with, or are in the process of renewing, all registrations and requirements for the issuance and maintenance of all licenses required by the applicable governing authorities in China. These licenses include:

- Xi'an Natural Gas Operations License, authorized by the Shaanxi Municipal Management Committee, effective from August 18, 2009 to August 17, 2010.
- License to Supply, Install Equipment and Maintain Gas Fuel Lines issued by the local Gas Fuels for Heating Bureau, an agency of the Ministry of Construction and the Xi'an Natural Gas Management Bureau. (License number: XIRAN 136)
- Safety and Inspection Regulation for Special Equipment Safety Inspection Standards for High Pressure Pipeline and Technical Safety Inspection Regulations from the Shaanxi Quality and Technology Inspection Bureau for compressor stations and pressure storage tank system. (Approval letter reference: 2004SHAANGUOCHUHAN033)
- Annual Safety Inspection of Lightning Conductor Equipment approved by the Shaanxi Meteorology Bureau. (Certificate number 0005274) The City-gate and Compressor Stations are approved by the local office of the Ministry of Construction.
- Business license to operate Shaanxi Xilan Natural Gas Equipment Co., Ltd. effective from February 22, 2006 to February 21, 2021.
- Business license to operate Xi'an Xilan Natural Gas Co., Ltd. effective as of January 8, 2000.
- Business license to operate Xi'an Xilan Auto Body Shop Co., Ltd. effective as of December 1, 2006.
- Business license to operate Shaanxi Jingbian Liquefied Natural Gas Co. Ltd. effective from October 24, 2006 to October 23, 2036.
- Business license to operate Henan Xilan Natural Gas Co. Ltd. effective from July 3, 2008 to June 25, 2018.
- Business license to operate Lingbao Yuxi Natural Gas Co., Ltd. effective from June 13, 2008 to June 12, 2012.
- Business license to operate Hubei Xilan Natural Gas Co., Ltd. effective from December 17, 2009 to December 16, 2010.
- Business license to operate Xilan Energy Co., Ltd. effective from October 27, 2009 to October 26, 2010.
- Business license to operate Henan CNPC Kunlun Xilan Compressed Natural Gas Co., Ltd. effective from October 27, 2009 to October 22, 2029.

Fuel service station standards are subject to regulation by the Ministry of Construction, the General Administration of Quality Supervision and the Bureau of Inspection and Quarantine of the People's Republic of China. Upon satisfactory inspection of service stations, certificates will be issued.

Various standards must be met for fueling stations, including the handling and storage of CNG, tanker handling and compressor operation. The Local Ministry of Construction and the Gas Field Operation Department of the Municipal Administration Committee regulate these standards. The Municipal Development and Reform Commission, which issues certificates for the handling of dangerous chemical agents, carries out inspections.

Standards for the design and construction of fueling stations must conform to GB50156-2202 and technology standard BJJ84-2000.

Employees

As of December 31, 2009, we had 868 employees, including, 94 in management, 8 in sales, and 766 in finance, accounting, and operations. We have not experienced any industrial actions and we believe we have good relationships with our employees. We are not a party to any collective bargaining agreements.

Available Information

Our website is *http://www.naturalgaschina.com/*. We provide free access to various reports that we file with, or furnish to, the U.S. Securities and Exchange Commission, or the SEC, through our website, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Information on our website does not constitute part of and is not incorporated by reference into this Annual Report on Form 10-K or any other report we file or furnish with the SEC. You may also read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at *http://www.sec.gov*.

A copy of our annual report on Form 10-K is available to you at no charge upon written request. The written request should be addressed to our corporate office at 19th Floor, Building B, Van Metropolis, No. 35 Tangyan Road, High Tech Zone, Xi'an 710065, Shaanxi Province, the People's Republic of China.

PART II

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Prior to June 5, 2009, our common stock was quoted on the Over-the-Count Bulletin Board ("OTCBB") under the symbol "CHNG." On June 5, 2009, we terminated our listing on OTCBB and listed our common stock on NASDAQ Global Market also under the symbol "CHNG." The following table sets forth, for the indicated periods, the high and low sales prices for our common stock, as reported on NASDAQ, and prior to June 5, 2009, as reported on the OTCBB. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

	COMMON STOCK MARKET PRICE	
	HIGH	LOW
FISCAL YEAR ENDED DECEMBER 31, 2009:		
Fourth Quarter	$15.62	$9.07
Third Quarter	$14.36	$8.15
Second Quarter	$18.00	$5.02
First Quarter	$ 6.40	$3.00
FISCAL YEAR ENDED DECEMBER 31, 2008:		
Fourth Quarter	$ 4.08	$2.25
Third Quarter	$ 6.00	$3.50
Second Quarter	$ 7.33	$5.15
First Quarter	$ 7.25	$4.75

As of October 19, 2010 there were approximately 20 holders of record of our common stock.

Performance Graph

The following graph compares the cumulative total return for our common stock for the five year period from December 31, 2004 through December 31, 2009 with the comparable cumulative return of two indices, the S&P Smallcap 600 Index and the S&P Gas Utilities Index. The graph assumes $100 invested on December 31, 2004 in our common stock and $100 invested at that same time in each of the two indices.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among China Natural Gas, Inc., the S&P Smallcap 600 Index
and the S&P Gas Utilities Index


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
China Natural Gas, Inc.
S&P Smallcap 600
S&P Gas Utilities

Note: On December 19, 2005, we completed a merger with Xi'an Xilan Natural Gas Co., Ltd. and changed our name to China Natural Gas, Inc. On April 28, 2009, we completed a 1-for-2 reverse stock split and our share price was adjusted accordingly on May 13, 2009. On June 5, 2009, our shares commenced trading on NASDAQ Global Market.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or

2. Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have never paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for use in our business. Consequently, we do not anticipate paying any cash dividends in the foreseeable future.

The payment of dividends in the future will depend upon our results of operations, as well as our short-term and long-term cash availability, working capital, working capital needs and other factors, as determined by our board of directors. Currently, except as may be provided by applicable laws, there are no contractual or other restrictions on our ability to pay dividends if we were to decide to declare and pay them.

SELECTED FINANCIAL DATA

For the past five years, the increase in the number of our VIE-owned CNG fueling stations has not affected our gross margin or per-station based operating margin since the natural gas cost and retail price remains stable. Meanwhile, our selling, general and administrative expenses also increases in proportion to our scale of operations. Therefore, the increase in the number of our VIE-owned CNG fueling stations doesn't materially affect the comparability of our financial data.

	Year ended December 31				
	2009	2008	2007	2006	2005
STATEMENT OF OPERATIONS:					
Revenues					
Natural gas revenue	$62,236,342	$55,746,893	$28,278,033	$13,713,145	$1,687,154
Gasoline revenue	6,384,172	4,616,052	38,486	—	—
Installation and others	12,445,604	7,357,714	7,075,534	5,115,645	3,163,545
Total revenues	81,066,118	67,720,659	35,392,053	18,828,790	4,850,699
Cost of revenues					
Natural gas cost	29,478,854	27,234,508	14,838,997	7,663,060	1,293,585
Gasoline cost	5,993,207	4,277,458	34,747	—	—
Installation and others	5,432,978	3,469,671	3,151,331	2,054,940	1,110,452
Total cost of revenues	40,905,039	34,981,637	18,025,075	9,718,000	2,404,037
Gross profit	40,161,079	32,739,022	17,366,978	9,110,790	2,446,662
Operating expenses					
Selling expenses	9,566,387	7,651,948	3,451,161	1,308,464	474,855
General and administrative expenses	5,541,885	4,024,882	2,837,768	1,287,735	500,228
Total operating expenses	15,108,272	11,676,830	6,288,929	2,596,199	975,083
Income from operations	25,052,807	21,062,192	11,078,049	6,514,591	1,471,579
Non-operating income (expense):					
Interest income	125,287	209,502	70,697	41,109	2,131
Interest expense	(747,172)	(2,228,244)	—	—	—
Foreign currency exchange loss	(69,077)	(397,299)	(150,729)	—	—
Other income (expense)	(186,805)	111,859	31,976	(79,021)	(671)
Change in fair value of warrants	(1,031,330)				
Total non-operating income (expense)	(1,909,097)	(2,304,182)	(48,056)	(37,912)	1,460
Income before income tax	23,143,710	18,758,010	11,029,993	6,476,679	1,473,039
Provision for income tax	4,312,923	3,567,642	1,913,923	1,025,584	220,956
Net income	18,830,787	15,190,368	9,116,070	5,451,095	1,252,083
Other comprehensive income					
Foreign currency translation gain	52,959	5,184,035	2,637,573	610,705	228,175
Comprehensive income	$18,883,746	$20,374,403	$11,753,643	$ 6,061,800	$1,480,258
Weighted average shares outstanding					
Basic	16,624,294	14,600,154	13,100,340	11,936,468	8,149,735
Diluted	16,830,907	14,645,070	13,150,901	11,936,468	8,149,735
Earnings per share					
Basic	1.13	1.04	0.70	0.46	0.15
Diluted	1.12	1.04	0.69	0.46	0.15

	Year ended December 31				
	2009	2008	2007	2006	2005
BALANCE SHEETS DATA (at end of period):					
PROPERTY AND EQUIPMENT, net	72,713,012	76,028,272	32,291,995	17,193,728	8,267,897
Working Capital	46,661,041	4,989,448	13,581,900	5,289,220	(320,253)
TOTAL ASSETS	197,614,516	118,262,291	53,289,998	28,466,351	10,911,062
Long Term Debt	46,837,925	42,021,605	—	—	—
Stockholders' Equity	144,113,272	71,648,421	51,207,314	25,630,204	9,675,550

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," "anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

We are an integrated natural gas operator in The People's Republic of China ("China" or the "PRC"), primarily involved in distribution of compressed natural gas ("CNG") through our VIE-owned CNG fueling stations. As of December 31, 2009, our VIE operated 24 CNG fueling stations in Shaanxi province and 12 CNG fueling stations in Henan province. Our VIE own the CNG fueling stations while we lease the land upon which our VIE owned CNG fueling stations operate. For the year ended December 31, 2009, we sold CNG of 164,343,895 cubic meters through our fueling stations, compared to 149,412,144 cubic meters for the year ended December 31, 2008. Our VIE also transport, distribute and sell piped natural gas to residential and commercial customers in the city of Xi'an in Shaanxi Province, including Lantian County, and the districts of Lintong and Baqiao, and in the city of Lingbao in Henan Province.

We operate four main business lines:

- Distribution and sale of compressed natural gas through our VIE owned CNG fueling stations for hybrid (natural gas/gasoline) powered vehicles (36 stations as of December 31, 2009);
- Installation, distribution and sale of piped natural gas to residential and commercial customers through our VIE owned pipelines. We distributed and sold piped natural gas to approximately 108,423 residential customers as of December 31, 2009;
- Distribution and sale of gasoline through our VIE owned CNG fueling stations for gasoline and hybrid (natural gas/gasoline) powered vehicles (eight of our CNG fueling stations sold gasoline as of December 31, 2009); and
- Conversion of gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles at our auto conversion sites.

We buy all of the natural gas that we sell and distribute to our customers. We do not mine or produce any of our own natural gas and have no plans to do so during the next 12 months. We currently sell our natural gas in two forms: (i) CNG and (ii) piped natural gas.

On October 24, 2006, our variable interest entity XXNGC, formed a wholly-owned subsidiary, SJLNG, for the purpose of constructing a LNG facility to be located in Jingbian, Shaanxi province. We planned to invest approximately $50 million to construct this facility, funded through the sale of senior notes to Abax and our September 2009 equity financing, as well as cash flows from operations. The LNG plant is under construction and is expected to be completed and fully operational by the second quarter of 2010. Once completed, the plant is expected to have a processing capacity of 500,000 cubic meters per day, or approximately 150 million cubic meters on an annual basis.

We had total revenues of $81,066,118, $67,720,659 and $35,392,053 for the years ended December 31, 2009, 2008 and 2007, respectively. We had net income of $18,830,787, $15,190,368 and $9,116,070 for the years ended December 31, 2009, 2008 and 2007, respectively.

Critical Accounting Policies

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred while additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Office equipment	5 years
Operating equipment	5-20 years
Vehicles	5 years
Buildings and improvements	5-30 years

Construction in Progress

Construction in progress ("CIP") consists of the cost of constructing property and equipment for the gas stations and a new project of processing, distribution and sale of LNG. The major cost of construction in progress relates to technology licensing fees, equipment purchases, land use rights requisition cost, capitalized interest and other construction fees. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

Revenue Recognition

Revenue is recognized when services are rendered to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of ours exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. Revenue from gas and gasoline sales is recognized when gas and gasoline is pumped through pipelines to the end users. Revenue from installation of pipelines is recorded when the contract is completed and accepted by the customers. The installation contracts are usually completed within one to two months. Revenue from repairing and modifying vehicles is recorded when services are rendered to and accepted by the customers.

Fair Value of Financial Instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements established a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

FASB accounting standard regarding derivatives and hedging specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. This FASB accounting standard also provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus qualifies for the exception.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Depending on the product and the terms of the transaction, the fair value of our notes payable and derivative liabilities were modeled using a series of techniques, including closed-form analytic formula, such as the Black-Scholes option-pricing model, which does not entail material subjectivity because the methodology employed does not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets.

Factors Affecting Our Results of Operations

Significant factors affecting our results of operations are:

Successful expansion of our CNG fueling station business in our target markets. Our revenue increased by 19.7% during the year ended December 31, 2009, from the year ended December 31, 2008, partially because the newly added fueling stations in 2008 contributed a full year's of revenue in 2009, as well as the addition of 1 new CNG fueling station during 2009. For the year ended December 31, 2008, our revenue increased by 91.3%, compared to the year December 31, 2007, primarily because of the addition of 11 new CNG fueling stations during 2008. As of December 31, 2009, we operated 36 CNG fueling stations in total and, in Shaanxi alone, we operated 24 CNG fueling stations. We believe we are the largest provider of CNG fueling stations in Xi'an, one of our core target markets for CNG. As of December 31, 2009, we operated 12 CNG fueling stations in Henan province, another of our core target markets. The successful expansion of our CNG fueling station business in Xi'an and Henan province has been a significant factor driving our revenue growth and results of operations for the period reviewed. While we intend to expand into different provinces, we anticipate the growth of our CNG fueling business in Xi'an and Henan province will continue to significantly affect our results of operations as we intend to continue to increase the number of CNG fueling stations we operate in these areas.

Regulation of natural gas prices in the PRC. The prices at which we purchase our natural gas supplies and sell CNG and pipeline natural gas products are strictly regulated by the PRC central government, including the NDRC, and the local state price bureaus who have the discretion to set natural gas prices within the boundaries set by the PRC central government. In addition, natural gas procurement and sale prices are not uniform across China and can vary across provinces. For example, the prices at which we procure and sell CNG and piped natural gas are lower in Shaanxi than in Henan. Accordingly, our results of operations and, in particular, our revenue, cost of revenue and gross profit and gross margin are affected significantly by factors which are outside of our control. As we expand our natural gas business into other provinces, we expect our results of operations to continue to be affected significantly by the regulation of natural gas prices in the PRC.

Government policies encouraging the adoption of cleaner burning fuels. Our results of operations for the periods reviewed have benefited from environmental regulations and programs in the PRC that promote the use of cleaner burning fuels, including natural gas for vehicles. As an enterprise engaged in the natural gas industry in Shaanxi province, our VIE benefits from a reduced income tax rate of 15% compared to the standard 25% enterprise income tax rate in the PRC. In addition, the PRC government has encouraged companies to invest in and build the necessary transportation, distribution and sale infrastructure for natural gas in various policy pronouncements such as by officially including CNG/gasoline hybrid vehicles in the country's "encouraged development" category. These policies have benefited our results of operations by encouraging the demand for our natural gas products and also by lowering our expenses. As we expand into the LNG business, we anticipate that our results of operations will continue to be affected by government policies encouraging the adoption of cleaner burning fuels and the increased adoption of CNG and LNG technology.

The overall economic growth of China's economy. We do not export our products outside China and our results of operations are thus substantially affected by the growth of the industrial base, the increase in residential, commercial and vehicular consumption and the overall economic growth of China. While China's economy has experienced a slowdown in 2008 and a recovery period in 2009, Although the government has initiated extensive domestic stimulus spending, expanded bank lending, increases in the speed of regulatory approvals of new construction projects and other economic policies, we are currently unable to predict the overall direction of PRC economy. Our results of operations rely on the overall success of China's economy and may be affected by the macro economic trends.

Taxation

United States

We are incorporated in the State of Delaware and are subject to the tax laws of the United States. We incurred a net operating loss for income tax purposes for the years ended December 31, 2009, 2008 and 2007, and the net operating loss carry forwards for United States income tax purposes amounted to $3,232,855 and $1,657,473 as of December 31, 2009 and 2008, respectively, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, beginning in 2027 through 2029. Our management believes that the realization of the benefits arising from this loss appear to be uncertain due to our Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, we have provided a 100% valuation allowance at December 31, 2009.

The PRC

Our subsidiary, VIE and its subsidiaries operate in China. Starting January 1, 2008, pursuant to the tax laws of China, general enterprises are subject to income tax at an effective rate of 25% compared to 33% prior to 2008. Based on certain income tax regulations adopted in 2001 to encourage the development of certain industries, including the natural gas industry, in the western portions of China such as Shaanxi province, XXNGC is subject to a reduced tax rate of 15%. Accordingly, except for income from XXNGC, which is subject to the reduced tax rate of 15%, income from SXNGE, SJLNG, XXABC, HXNGC, LBNGC and HBXNGC are subject to the 25% PRC income tax rate. Our effective income tax rate for the years ended December 31, 2009, 2008 and 2007 were approximately 19%, 19% and 17%, respectively.

Value Added Tax

Sales revenue represents the invoiced value of goods, net of a value-added tax ("VAT"). All of our variable interest entity XXNGC's products that are sold in the PRC are subject to a Chinese VAT at a rate of 13% of the gross sales price. This VAT may be offset by VAT paid by XXNGC on raw materials and other materials included in the cost of producing their finished products. XXNGC records VAT payable and VAT receivable net of payments in its financial statements. VAT tax returns are filed offsetting the payables against the receivables.

All revenues from XXABC are subject to a Chinese VAT at a rate of 6%. This VAT cannot be offset with VAT paid for materials included in the cost of revenues.

Internal Control Over Financial Reporting

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, an independent registered public accounting firm must report on our internal control over financial reporting. Our management may report whether our internal control over our financial reporting is effective based on internal assessments. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may report that our internal control over financial reporting is not effective.

Results of Operations

The following table sets forth certain information regarding our results of operations for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31,		
	2009	2008	2007
Revenues			
Natural gas revenue	$62,236,342	$55,746,893	$28,278,033
Gasoline revenue	6,384,172	4,616,052	38,486
Installation and others	12,445,604	7,357,714	7,075,534
Total revenues	81,066,118	67,720,659	35,392,053
Cost of revenues			
Natural gas cost	29,478,854	27,234,508	14,838,997
Gasoline cost	5,993,207	4,277,458	34,747
Installation and others	5,432,978	3,469,671	3,151,331
Total cost of revenues	40,905,039	34,981,637	18,025,075
Gross profit	40,161,079	32,739,022	17,366,978
Operating expenses			
Selling expenses	9,566,387	7,651,948	3,451,161
General and administrative expenses	5,541,885	4,024,882	2,837,768
Total operating expenses	15,108,272	11,676,830	6,288,929
Income from operations	25,052,807	21,062,192	11,078,049
Non-operating income (expense):			
Interest income	125,287	209,502	70,697
Interest expense	(747,172)	(2,228,244)	—
Other income, net	(186,805)	111,859	31,976
Chang in fair value warrants	(1,031,330)	—	—
Foreign currency exchange loss	(69,077)	(397,299)	(150,729)
Total non-operating expense	(1,909,097)	(2,304,182)	(48,056)
Income before income tax	23,143,710	18,758,010	11,029,993
Provision for income tax	4,312,923	3,567,642	1,913,923
Net income	18,830,787	15,190,368	9,116,070
Other comprehensive income			
Foreign currency translation gain	52,959	5,184,035	2,637,573
Comprehensive income	$18,883,746	$20,374,403	$11,753,643

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

The following table represents the consolidated operating results for the years ended December 31, 2009 and 2008:

Sales Revenues

The following table sets forth a breakdown of our revenues for the period indicated:

	December 31, 2009	December 31, 2008	Increase in dollar amount	Increase in percentage
Natural gas from fueling stations	$59,257,975	$53,219,853	$ 6,038,122	11.3%
Natural gas from pipelines	2,978,367	2,527,040	451,327	17.9%
Gasoline	6,384,172	4,616,052	1,768,120	38.3%
Installation	9,838,812	4,854,438	4,984,374	102.7%
Auto conversion	2,606,792	2,503,276	103,516	4.1%
Total	$81,066,118	$67,720,659	$13,345,459	19.7%

Overall. Revenue increased by $13,345,459, or 19.7%, to $81,066,118 for the year ended December 31, 2009, from $67,720,659 for year ended December 31, 2008. This increase was mainly due to the newly added fueling stations in 2008 contributing full year revenue in 2009 as well as the addition of 1 new fueling station during 2009, and an increase in the number of residential and commercial pipeline customers to 108,423 as of December 31, 2009, from 96,033 as of December 31, 2008. We sold natural gas of 176,424,700 cubic meters during the year ended December 31, 2009, compared to 160,696,902 cubic meters during the year ended December 31, 2008. For the year ended December 31, 2009, 84.7% of our revenue was generated from the sale of natural gas and gasoline, and the other 15.3% was generated from our installation and auto conversion services.

Natural Gas from Fueling Stations. Natural gas revenue from our fueling stations increased by $6,038,122, or 11.3%, to $59,257,975 for the year ended December 31, 2009 from $53,219,853 for the year ended December 31, 2008, and contributed to73.1% of our total revenue, which was the largest among our four major business lines. The increase of natural gas revenue was mainly due to newly added fueling stations in 2008 contributing full year revenue in 2009, as well as the addition of 1 new fueling station during 2009. During the year ended December 31, 2009, we sold compressed natural gas of 164,343,895 cubic meters, compared to 149,412,144 cubic meters during the year ended December 31, 2008 through our VIE-owned fueling stations. In terms of average station sales value and volume, in the year ended December 31, 2009, we sold approximately $1,677,271 and 4,651,681 cubic meters of compressed natural gas per station, remaining flat as compared to approximately $1,694,001 and 4,755,824 cubic meters in the year ended December 31, 2008. Unit selling price was stable at $0.37 (RMB 2.5).

Natural Gas from Pipelines. Revenue from sales of piped natural gas increased by $451,327, or 17.9%, to $ 2,978,367 for the year ended December 31, 2009, from $2,527,040 for the year ended December 31, 2008, and contributed to 3.7% of our total revenue. Our residential customers of piped natural gas increased to 108,423 as of December 31, 2009, from 96,033 as of December 31, 2008. We also sold 12,080,805 cubic meters of natural gas through our VIE-owned pipelines during the year ended December 31, 2009, compared to 11,284,758 cubic meters during the year ended December 31, 2008.

Gasoline. Revenue from gasoline sales increased by $1,768,120 to $6,384,172 for the year ended December 31, 2009 from $4,616,052 for the year ended December 31, 2008, and contributed 7.9% to our total revenue. The gasoline revenue increase was due to the sales volume increased 43.5% from 6,891,030 liters to 9,885,482 liters, offset by 4.0% decrease of unit sales price from $0.67 (RMB 4.65) per liter in the year ended December 31, 2008 to $0.64 (RMB 4.39) per liter in the year ended December 31, 2009, due to the decrease of international oil price. The increased sales volume was due to 3 stations began selling gasoline since the second half of 2008 and 1 station began selling gasoline in the first quarter of 2009.

Installation Services. Revenue from our pipeline installation business increased by $4,984,374, or 102.7%, to $9,838,812 for the year ended December 31, 2009, from $4,854,438 for the year ended December 31, 2008, and contributed 12.1% to our total revenue. The increase of installation sales was mainly due to the increase of pipeline customers in the newly acquired subsidiary, Lingbao Natural Gas, Co., in Henan Province. During 2009, Lingbao contributed $4,397,403 in installation revenue. Installation services to our top four customers contributed to 8.4%, 8.2%, 6.2% and 5.3% of our installation revenue for the year ended December 31, 2009.

Auto Conversion Services. Revenue from our automobile conversion business increased by $103,516, or 4.1%, to $2,606,792 for the year ended December 31, 2009, from $2,503,276 for the year ended December 31, 2008, and contributed 3.2% to our total revenue.

We expect natural gas sales to continue to generate the bulk of our revenue as we intend to continue to increase the number of CNG fueling stations we operate and the number of our natural gas pipeline customers as well as begin to process, distribute and sell LNG once our LNG plant is completed and fully operational, which we anticipate will occur in 2010. We expect gasoline sales will continue to comprise a smaller portion of our entire business given that such sales are primarily designed to support our existing CNG sales to customers with hybrid fuel vehicles and are not a growth focus for our Company. We also expect revenue from our pipeline installation and our automobile conversion businesses to continue to make up a minor portion of our business.

Cost of revenue

The following table sets forth a breakdown of our cost of revenue for the periods indicated:

	December 31, 2009	December 31, 2008	Increase/ (Decrease) in dollar amount	Increase/ (Decrease) in percentage
Natural gas from fueling stations	$27,395,962	$25,420,764	$1,975,198	7.8%
Natural gas from pipelines	2,082,892	1,813,744	269,148	14.8%
Gasoline	5,993,207	4,277,458	1,715,749	40.1%
Installation	3,888,996	1,961,300	1,927,696	98.3%
Auto conversion	1,543,982	1,508,371	35,611	2.4%
Total	$40,905,039	$34,981,637	$5,923,402	16.9%

Overall. Our cost of revenue consists of the cost of natural gas and gasoline sold, as well as installation and other costs. Cost of natural gas and gasoline sold consists of the cost of natural gas and gasoline purchases from our suppliers. Cost of installation and other costs include certain expenditures for the connection of customers to our VIE-owned pipeline system, and the cost for converting gasoline-fueled vehicles into natural gas hybrid vehicles.

Our cost of revenue for the year ended December 31, 2009 was $40,905,039, an increase of $5,923,402, or 16.9%, from $34,981,637 for the year ended December 31, 2008, while our revenue increased by 19.7% during the same period.

Natural Gas from Fueling Stations. Cost of revenue of our natural gas for our VIE-owned fueling stations increased by 7.8%, or $1,975,198, to $27,395,962 during the year ended December 31, 2009, as compared to $25,420,764 for the year ended December 31, 2008. The low growth rate for cost of natural gas for our fueling stations was primarily due to the low procurement price in coal bed methane we obtained from July 2008 to May 2009 in Henan province that reduced our unit cost from one of our major supplier by approximately 35%, from $0.22 (RMB1.55) to $0.14 (RMB1.00), offset by the increase of natural gas procurement price starting June 2009, from $0.15(RMB1.00) to $0.19 (RMB1.30). Our overall average unit cost was reduced by 3.4% during the year ended December 31, 2009.

Natural Gas from Pipelines. Cost of revenue of our natural gas sold through our VIE-owned pipelines increased by 14.8%, or $269,148 to $2,082,892 during the year ended December 31, 2009, as compared to $1,813,744 during the year ended December 31, 2008, which was in line with the sales growth.

Gasoline. Cost of our gasoline revenue increased by 40.1%, to $5,993,207 during the year ended December 31, 2009, from $4,277,458 for the year ended December 31, 2008. The increase of cost of gasoline revenue was due to the increase in sales volume, offset by the effect of the decrease of average unit cost from $0.62 (RMB 4.28) per liter during the year ended December 31, 2008 to $0.61 (RMB 4.13) per liter during the year ended December 31, 2009 due to the decreasing price of the international fuel market.

Installation Services. Cost of revenue from our installation services increased by 98.3%, or $1,927,696, to $3,888,996 during the year ended December 31, 2009, as compared to $1,961,300 during the year ended December 31, 2008, as a result of the increase of pipeline customers.

Auto Conversion Services. Cost of our auto conversion revenue increased by 2.4%, or $35,611, to $1,543,892 during the year ended December 31, 2009, as compared to $1,508,371 during the year ended December 31, 2008.

Gross profit

The following table sets forth a breakdown of our gross profit for the periods indicated:

	December 31, 2009	December 31, 2008	Increase in dollar amount	Increase in percentage
Natural gas from fueling stations	$31,862,013	$27,799,089	$4,062,924	14.6%
Natural gas from pipelines	895,475	713,296	182,179	25.5%
Gasoline	390,965	338,594	52,371	15.5%
Installation	5,949,816	2,893,138	3,056,678	105.7%
Auto conversion	1,062,810	994,905	67,905	6.8%
Total	$40,161,079	$32,739,022	$7,422,057	22.7%

We earned a gross profit of $40,161,079 for the year ended December 31, 2009, an increase of $7,422,057 or 22.7%, compared to $32,739,022 for the year ended December 31, 2008. In summary, gross profit increase was mainly due to the increased sales volume of natural gas from fueling stations with low procurement price in coal bed methane from July 2008 to May 2009 in Henan; the increased sales volume of pipeline natural gas with stable unit price and cost; and the increased installation revenue from new pipeline customers.

Gross margin

Gross margin for natural gas sold through our VIE owned fueling stations increased from 52.2% in the year ended December 31, 2008 to 53.8% in the year ended December 31, 2009 due to due to lower coal bed methane procurement cost in Henan Province.

Gross margin for natural gas sold through pipelines was 30.1% during the year ended December 31, 2009, and increased slightly as compared to 28.2% during the year ended December 31, 2008.

Gross margin for gasoline sales decreased from 7.3% during the year ended December 31, 2008 to 6.1% during the year ended December 31, 2009, due to gasoline retail price decreasing more than purchase cost.

Gross margin for our installation business increased to 60.5% in the year ended December 31, 2009 from 59.6% in the year ended December 31, 2008. Gross margin for our auto conversion business remained flat at 39.7% in the year ended December 31, 2008 as compared to 40.8% in the year ended December 31, 2009.

Due to the low procurement price in coal bed methane from July 2008 to May 2009 in Henan, our total gross margin increased from 48.3% for the year ended December 31, 2008 to 49.5% for the year ended December 31, 2009.

Operating expenses.

We incurred operating expenses of $15,108,272 for the year ended December 31, 2009, an increase of $3,431,442 or 29.4%, compared to $11,676,830 for the year ended December 31, 2008. Sales and marketing costs increased 25.0% from $7,651,948 for the year ended December 31, 2008 to $9,566,387 for the year ended December 31, 2009, primarily due to the $1,119,315 increase in depreciation expense as well as $473,695 and $318,272 increase in leasing and utility expense, respectively, mainly related to the acquisition of Lingbao Natural Gas, Co. in October 2008 as well as the newly added fueling stations since 2008. In addition, we also increased our efforts to obtain new residential and commercial customers and attract customers to our fueling stations. General and administrative expenses increased 37.7% from $4,024,882 for the year ended December 31, 2008 to $5,541,885 for the year ended December 31, 2009 mainly due to increase of $1,517,003 in depreciation expense and $245,066 increase in salary expense primarily reflecting the growth of employees, the recruiting of Chief Financial Officer as well as adjustment of compensation for our Chief Executive Officer to market rate. The transportation cost per million cubic meters of natural gas during the year ended December 31, 2009 was approximately $2,834.

Income from operations and operating margin.

For the foregoing reasons, income from operations increased by $3,990,615 or 19.0%, to $ 25,052,807 for the year ended December 31, 2009 from $21,062,192 for the year ended December 31, 2008. Operating margin was 30.9% for the year ended December 31, 2009, compared to 31.1% for the year ended December 31, 2008.

Non-operating income (expense).

Our non-operating expense decreased by $395,085 to $1,909,097 for the year ended December 31, 2009 from $2,304,182 during the year ended December 31, 2008, primarily due to interest expense of $747,172 net of capitalized interest of $4,597,544 during the year ended December 31,2009, compared to interest expense of 2,228,244 net of capitalized interest of $1,932,931 during the year ended December 31,2008, as well as the recognition of $1,031,330 non-operating expense related to change in fair value of the Company's outstanding warrants.

Provision for the income tax.

Income tax increased by $745,281, or 20.9%, to $4,312,923 for the year ended December 31, 2009, from $3,567,642 for year ended December 31, 2008 primarily due to the increase in our sale of natural gas and, consequently, income before income tax.

Net income.

As a result of the foregoing, net income increased by $3,640,419, or 24.0%, to $18,830,787 for the year ended December 31, 2009, from $15,190,368 for the year ended December 31, 2008. Net margin was 23.2% for the year ended December 31, 2009, compared to 22.4% for the year ended December 31, 2008.

Comparing Fiscal Years Ended December 31, 2008 and 2007:

The following table represents the consolidated operating results for the years ended December 31, 2008 and 2007:

Sales Revenues

The following table sets forth a breakdown of our revenues for the period indicated:

	December 31, 2008	December 31, 2007	Increase in dollar amount	Increase in percentage
Natural gas from fueling stations	$53,219,853	$26,765,249	$26,454,604	98.8%
Natural gas from pipelines	2,527,040	1,512,784	1,014,256	67.0%
Gasoline	4,616,052	38,486	4,577,566	11894.1%
Installation	4,854,438	6,122,453	(1,268,015)	(20.7)%
Auto conversion	2,503,276	953,081	1,550,195	162.6%
Total	$67,720,659	$35,392,053	$32,328,606	91.3%

Overall. Revenue increased by $32,328,606, or 91.3%, to $67,720,659 for the year ended December 31, 2008, from $35,392,053 for year ended December 31, 2007. This increase was mainly due to the newly added fueling stations in 2007 contributing a full year of revenue in 2008, and an increase in the number of residential and commercial pipeline customers to 96,033 as of December 31, 2008, from 84,500 as of December 31, 2007. We sold natural gas of 160,696,902 cubic meters during the year ended December 31, 2008, compared to 92,147,935 cubic meters during the year ended December 31, 2007. For the year ended December 31, 2008, 89.1% of our revenue was generated from the sale of natural gas and gasoline, and the other 10.9% was generated from our installation and auto conversion services.

Natural Gas from Fueling Stations. Natural gas revenue from our fueling stations increased by $26,454,604, or 98.8%, to $53,219,853 for the year ended December 31, 2008 from $26,765,249 for the year ended December 31, 2007, and contributed to78.6% of our total revenue, which was the largest among our four major business lines. The increase of natural gas revenue was mainly due to adding 11 fueling stations in 2008 compared to 2007. During the year ended December 31, 2008, we sold compressed natural gas of 149,412,144 cubic meters, compared to 83,739,106 cubic meters during the year ended December 31, 2007 through our VIE-owned fueling stations. In terms of average station sales value and volume, in the year ended December 31, 2008, we sold approximately $1,694,001 and 4,755,824cubic meters of compressed natural gas per station, remaining flat as compared to approximately $1,543,998 and 4,889,113 cubic meters in the year ended December 31, 2007. Average unit selling price increased from $0.32 (RMB 2.42) during the year ended December 31, 2007 to $0.36 (RMB 2.5) during the year ended December 31, 2008, primarily due to revenue in Henan where selling price is $0.47 (RMB 2.83), higher than $0.34 (RMB 2.33) in Xi'an, contributing 33.1% to total volume sold during the year ended December 31, 2008, compared to 18.3% to total volume sold during the year ended December 31, 2007.

Natural Gas from Pipelines. Revenue from sales of piped natural gas increased by $1,014,256, or 67.0%, to $2,527,040 for the year ended December 31, 2008, from $1,512,784 for the year ended December 31, 2007, and contributed to 3.7% of our total revenue. Our residential customers of piped natural gas increased to 96,033 as of December 31, 2008, from 84,500 as of December 31, 2007. We also sold 11,284,758 cubic meters of natural gas through our VIE-owned pipelines during the year ended December 31, 2008, compared to 7,403,314 cubic meters during the year ended December 31, 2007.

Gasoline. Revenue from gasoline sales increased by $4,577,566 to $4,616,052 for the year ended December 31, 2008 from $38,486 for the year ended December 31, 2007, and contributed 6.8% to our total revenue. The gasoline revenue increase was due to the sales volume increased from 58,649 liters to 6,891,030 liters, offset by 2.2% increase of unit sales price from $0.66 (RMB 4.98) per liter in the year ended December 31, 2007 to $0.67 (RMB 4.65) per liter in the year ended December 31, 2008, due to the change of translation rate. The increased sales volume was due to three stations began selling gasoline in 2007 contributing full year revenue in 2008.

Installation Services. Revenue from our pipeline installation business decreased by $1,268,015, or 20.7%, to $4,854,438 for the year ended December 31, 2008, from $6,122,453 for the year ended December 31, 2007, and contributed 7.2% to our total revenue. The decrease of installation sales was mainly due to the slowing down properties market in 2008 compared with 2007.

Auto Conversion Services. Revenue from our automobile conversion business increased by $1,550,195, or 162.6%, to $2,503,276 for the year ended December 31, 2008, from $953,081 for the year ended December 31, 2007, and contributed 3.7% to our total revenue.

Cost of revenue

The following table sets forth a breakdown of our cost of revenue for the periods indicated:

	December 31, 2008	December 31, 2007	Increase/ (Decrease) in dollar amount	Increase/ (Decrease) in percentage
Natural gas from fueling stations	$25,420,764	$13,737,306	$11,683,458	85.0%
Natural gas from pipelines	1,813,744	1,101,691	712,053	64.6%
Gasoline	4,277,458	34,747	4,242,711	12,210.3%
Installation	1,961,300	2,574,994	(613,694)	(23.8)%
Auto conversion	1,508,371	576,337	932,034	161.7%
Total	$34,981,637	$18,025,075	$16,956,562	94.1%

Overall. Our cost of revenue consists of the cost of natural gas and gasoline sold, as well as installation and other costs. Cost of natural gas and gasoline sold consists of the cost of purchases from our suppliers. Cost of installation and other costs include certain expenditures for the connection of customers to our pipeline system, and the cost for converting gasoline-fueled vehicles into natural gas hybrid vehicles.

Our cost of revenue for the year ended December 31, 2008 was $34,981,637, an increase of $16,956,562, or 94.1%, from $18,025,075 for the year ended December 31, 2007, while our revenue increased by 91.3% during the same period.

Natural Gas from Fueling Stations. Cost of revenue of our natural gas for our VIE owned fueling stations increased by 85.0%, or $11,683,458, to $25,420,764 during the year ended December 31, 2008, as compared to $13,737,306 for the year ended December 31, 2007. The low growth rate for cost of natural gas for our VIE owned fueling stations was primarily due to the low procurement price in coal bed methane we obtained from July 2008 in Henan province that reduced our unit cost from one of our major supplier by approximately 35%, from $0.22 (RMB1.55) to $0.14 (RMB1.00). Our overall average unit cost was reduced by 4.0% during the year ended December 31, 2008.

Natural Gas from Pipelines. Cost of revenue of our natural gas sold through our VIE owned pipelines increased by 64.6%, or $712,053 to $1,813,744 during the year ended December 31, 2008, as compared to $1,101,691 during the year ended December 31, 2007, which was in line with the sales growth.

Gasoline. Cost of our gasoline revenue increased to $4,277,458 during the year ended December 31, 2008, from $34,747 for the year ended December 31, 2007. The increase of cost of gasoline revenue was due to the increase in sales volume, offset by the effect of the increase of average unit cost from $0.59 (RMB 4.50) per liter during the year ended December 31, 2007 to $0.62 (RMB 4.28) per liter during the year ended December 31, 2008 due to the change of translation rate.

Installation Services. Cost of revenue from our installation services decreased by 23.8%, or $613,694, to $1,961,300 during the year ended December 31, 2008, as compared to $2,574,994 during the year ended December 31, 2007, which was in line with the sales change.

Auto Conversion Services. Cost of our auto conversion revenue increased by 161.7%, or $932,034, to $1,508,371 during the year ended December 31, 2008, as compared to $576,337 during the year ended December 31, 2007.

Gross profit

The following table sets forth a breakdown of our gross profit for the periods indicated:

	December 31, 2008	December 31, 2007	Increase in dollar amount	Increase in percentage
Natural gas from fueling stations	$27,799,089	$13,027,943	$14,771,146	113.4%
Natural gas from pipelines	713,296	411,093	302,203	73.5%
Gasoline	338,594	3,739	334,855	8955.7%
Installation	2,893,138	3,547,459	(654,321)	(18.4)%
Auto conversion	994,905	376,744	618,161	164.1%
Total	$32,739,022	$17,366,978	$15,372,044	88.5%

We earned a gross profit of $32,739,022 for the year ended December 31, 2008, an increase of $15,372,044 or 88.5%, compared to $17,366,978 for the year ended December 31, 2007. In summary, gross profit increase was mainly due to the increased sales volume of natural gas from fueling stations with low procurement price in coal bed methane in Henan; the increased sales volume of pipeline natural gas with stable unit price and cost; and the increased installation revenue from new pipeline customers.

Gross margin

Gross margin for natural gas sold through our VIE-owned fueling stations increased from 48.7% in the year ended December 31, 2007 to 52.2% in the year ended December 31, 2008 due to due to lower coal bed methane procurement cost in Henan Province.

Gross margin for natural gas sold through our VIE-owned pipelines was 28.2% during the year ended December 31, 2008, and increased as compared to 27.2% during the year ended December 31, 2008.

Gross margin for gasoline sales decreased from 9.7% during the year ended December 31, 2007 to 7.3% during the year ended December 31, 2008, due to more decrease of gasoline retail price than gasoline purchase cost.

Gross margin for our installation business increased to 59.6% in the year ended December 31, 2008 from 57.9% in the year ended December 31, 2007. Gross margin for our auto conversion business increased to 39.7% in the year ended December 31, 2008 from 39.5% in the year ended December 31, 2007.

Operating expenses

Operating expenses. The Company incurred operating expenses of $11,676,830 for the twelve months ended December 31, 2008, an increase of $5,387,901 or 85.67%, compared to $6,288,929 for the twelve months ended December 31, 2007. Our operating expenses increased primarily as a result of expenses related to the construction, acquisition, and operation of 11 new fueling stations in 2008, as well as continuing expenses related to the identification of possible locations for additional fueling stations and the governmental licensing and approval process, as well as the evaluation of existing natural gas fueling stations as potential acquisition targets. In addition, sales and marketing costs increased in 2008 as we increased our efforts to obtain new residential and commercial customers and attract customers to our fueling stations. General and administrative expenses increased from $2,837,768 in 2007 to $4,024,882 in 2008 due to an increase in personnel as a result of our growth. In 2008, the transportation cost per million cubic meters is approximately $3,137.

Income tax

Income tax was $3,567,642 for the twelve months ended December 31, 2008, as compared to $1,913,923 for the twelve months ended December 31, 2007. The increase in income tax was attributed to the growth of installation fees and the sale of natural gas.

Net Income

Net Income. Net income increased 66.63% to $15,190,368 for the twelve months ended December 31, 2008, an increase of $6,074,298, from $9,116,070 for the twelve months ended December 31, 2007. Increase in net income is attributed to our material increase in revenues, partially offset by a higher cost of sales and operating expenses, as well as the non cash expense related to the amortization of offering cost associated with the $40 million senior notes issued to Abax Lotus, Ltd. in 2008.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have consisted of cash generated from our operations and equity financing. In 2008, we sold senior notes with a face value of $40 million to Abax. Our principal uses of cash have been, and are expected to continue to be, for operational purposes as well as for constructing and acquiring natural gas fueling stations and constructing our LNG plant.

As of December 31, 2009, 2008 and 2007, we had $48,177,794, $5,854,383 and, $13,291,729 of cash and cash equivalents on hand, respectively. The increase in 2009 was primarily attributable to the underwritten public offering in September 2009, the net proceeds of which is approximately $54.4 million.

Net cash provided by operating activities was $25,433,922 for the year ended December 31, 2009, compared to net cash provided by operating activities of $20,916,801 for the year ended December 31, 2008, primarily as a result of the increase in our net income, adjusted for non-cash expense items and changes in working capital. Net cash provided by operating activities was $20,916,801 for the year ended December 31, 2008, compared to net cash provided by operating activities of $10,476,441 for the year ended December 31, 2007, mainly due to the increase in net income, adjusted for non-cash expense items and increase in unearned revenues and taxes payables during the year ended December 31, 2008 offset by an increase in accounts receivable and prepaid expense and other current assets.

Net cash used in investing activities was $37,537,257 for the year ended December 31, 2009, compared to net cash used in investing activities of $67,606,724 for year ended December 31, 2008, primarily because of prepayment to equipment suppliers and construction of the LNG plant, and construction of additional fueling stations during the year ended December 31, 2009. For the year ended December 31, 2009, major cash outflow were primarily to our construction in progress for the LNG Plant. Net cash used in investing activities was $67,606,724 for the year ended December 31, 2008, compared to net cash used in investing activities of $16,885,340 for the year ended December 31, 2007, primarily due to the equipment purchased in LBNGC and addition of fueling stations, payments made to equipment suppliers for investments necessary to construct fueling stations and the LNG facility.

Net cash provided by financing activities was $54,370,359 for the year ended December 31, 2009, compared to net cash provided by financing activities of $37,877,491 for the year ended December 31, 2008, primarily due to the secondary public offering in 2009. Net cash provided by financing activities was $37,877,491 for the year ended December 31, 2008, compared to net cash provided by financing activities of $13,823,467 for the year ended December 31, 2007, primarily due to the sale of senior notes with a face value of $40 million we sold to Abax in 2008.

Based on past performance and current expectations, we believe our cash and cash equivalents, cash generated from operations, as well as future possible cash from financing activities, will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations for at least the next 12 months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Capital Expenditures

Our planned capital expenditures as of December 31, 2009 were $45 million, which we expect to be incurred in connection with the construction of our LNG facility, joint-venture cooperation with CNPC Kunlun and the acquisition of additional fueling stations. We planned to invest approximately $45 million to construct our LNG facility but are anticipating now that the total investment increase to approximately $49 million primarily attributed to significant increase in material and labor costs incurred due to additional engineering reinforcement needs to ensure project safety, excluding $2.7 million additional payment of land use right for phase I, phase II and phase III because soaring local land price due to recent energy resource explorations as well as the cost of $4.5 million to purchase an additional 8.3 acres of land use right for the Yulin government's construction of an electricity substation, phase II and phase III of the LNG plant.

Phase I of the LNG plant is under construction and is expected to be completed by the second quarter 2010, later than originally planned because of delays mainly due to macro tariff exemption changes and additional document requirements at Shaanxi Province customs; engineering reinforcement of plant basis; ocean shipment route changes to avoid pirates in Somali area.

Outstanding Indebtedness

On December 30, 2007, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Abax. The Purchase Agreement was subsequently amended on January 29, 2008, pursuant to which we (i) agreed to issue 5.00% Guaranteed Senior Notes due 2014 (the "Senior Notes") of approximately $20,000,000, (ii) agreed to issue to Abax Senior Notes in aggregate principal amount of approximately $20,000,000 on or before March 3, 2008 subject to our meeting certain closing conditions, (iii) granted Abax an option to purchase up to approximately $10,000,000 in principal amount of its Senior Notes and (iv) agreed to issue to Abax seven-year warrants exercisable for up to 2,900,000 shares of our common stock (the "Warrants") at an initial exercise price equal to $7.3652 per share, subject to certain adjustments. On January 29, 2008, we issued $20,000,000 Senior Notes and 2,900,000 warrants pursuant to the Purchase Agreement. On March 3, 2008, Abax exercised its first option for an additional $20,000,000 of Senior Notes. On March 10, 2008, we issued $20,000,000 in additional Senior Notes resulting in total Senior Notes of $40,000,000.

We are required to make mandatory prepayments on the Senior Notes on certain dates and we are subject to customary covenants for financings of this type, including restrictions on the incurrence of liens, payment of dividends, and disposition of properties as well as obligated to maintain certain financial ratios.

Contractual Obligations

Our contractual obligations are as follows:

	Payments due by period				
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
			(in thousands)		
Contractual obligations					
Long-Term Debt Obligations	$ 40,000	$ —	$13,333	$26,667	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations[1]	32,303	1,583	3,218	3,176	24,326
Purchase Obligations[2]	13,679	11,536	2,143	—	—
Other Long-Term Liabilities Reflected on Company's Balance Sheet[3]	17,500	—	—	—	17,500
Total	$103,482	$13,119	$18,694	$29,843	$41,826

(1) The Company entered into a series of long-term lease agreements with outside parties to lease land use rights to the self-built Natural Gas filing stations located in the PRC. The agreements have terms ranging from 10 to 30 years. The Company makes annual prepayments for most lease agreements. The Company also entered into two office leases in Xi'an, PRC, one office lease in Jingbian, PRC, one office lease in Wuhan, PRC and one office lease in New York, NY.

(2) The Company has purchase commitments for materials, supplies, services and property and equipment for constructing the LNG plant and other CIP projects.

(3) The $17,500,000 reflects derivative liability related to the embedded put option in the 1,450,000 warrants we issued to Abax in January 2008. If Abax does not exercise the warrants by January 29, 2015, Abax will be entitled to require that we purchase the warrants for $17,500,000 at that time.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the FASB's accounting standard regarding other investments providing additional guidance which amended the impairment model to remove the exclusive reliance on "market participant" estimates of future cash flows used in determining fair value. Changing the cash flows used to analyze other-than-temporary impairment from the "market participant" view to a holder's estimate of whether there has been a "probable" adverse change in estimated cash flows allows companies to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB's accounting standard regarding fair value measurements and disclosures providing additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This guidance shall be applied prospectively with retrospective application not permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB's accounting standard regarding debt and equity securities requires to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This guidance will replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This guidance provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this guidance does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued an accounting standard that requires disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this guidance, fair values for these assets and liabilities were only disclosed annually. This guidance applies to all financial instruments and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB updated an accounting standard regarding subsequent events providing guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting standard requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. We adopted this Standard during the second quarter of 2009. This guidance requires that public entities evaluate subsequent events through the date that the financial statements are issued. We have evaluated subsequent events through the time of filing these consolidated financial statements with the SEC on March 10, 2010.

In June 2009, the FASB issued an accounting standard amending the accounting and disclosure requirements for transfers of financial assets. This guidance is effective for the Company beginning in 2010. Should the Company's accounts receivable securitization programs not qualify for sale treatment under the revised rules, future securitization transactions entered into on or after January 1, 2010 would be classified as debt and the related cash flows would be reflected as a financing activity. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB updated an accounting standard regarding consolidation guidance which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have a material impact on the our consolidated financial statements.

In August 2009, the FASB issued an Accounting Standards Update ("ASU") regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation. This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2009, the FASB issued an ASU regarding accounting for stock dividends, including distributions to shareholders with components of stock and cash. This ASU clarifies that the stock portion of a distribution to shareholders that contains components of cash and stock and allows shareholders to select their preferred form of the distribution (with a limit on the amount of cash that will be distributed in total) should be considered a stock dividend and included in EPS calculations as a share issuance. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, *Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.* The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R).* The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. We are currently evaluating the impact of this ASU, however, we do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-01 — Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 — Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51." If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently evaluating the impact of this ASU, however, we do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Natural Gas Price Risk

Our major market risk exposure continues to be the pricing applicable to our purchases and value-added reselling of CNG. Our revenues and profitability depend substantially upon the applicable prices of natural gas, which in China are regulated and fixed by central and local governments and that have historically not fluctuated significantly or with great frequency. Such price involatility is expected to continue for our operations in China. We currently do not have any hedge positions in place to reduce our exposure to changes in natural gas wholesale and retail prices.

Interest Rate Risk

We are subject to interest rate risk on our long-term fixed-interest rate debt. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at a higher rate. All else being equal, the fair value of our fixed rate debt will increase or decrease as interest rates change. We had long-term debt outstanding of $40 million as of December 31, 2009, all of which bears interest at fixed rates. The $40 million of fixed-rate debt is due 2014. We currently have no interest rate hedge positions in place to reduce our exposure to changes in interest rates.

Foreign Currency Exchange Rates Risk

Because substantially all of our revenues and expenditures are denominated in Renminbi and the net proceeds from this offering were denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollars and Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per common stock in U.S. dollars. In addition, we report our financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People's Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

As of December 31, 2009 and 2008, our accounts were maintained, and our consolidated financial statements were expressed in RMB. Such consolidated financial statements were translated into USD in accordance with an accounting standard issued by the FASB, with the RMB as the functional currency. All assets and liabilities were translated at the exchange rate as of the balance sheet date, stockholders' equity were translated at the historical rates and statement of income and cash flow items were translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income. Cash flows from the our operations are calculated based upon the local currencies and translated to USD at average translation rates for the period. As a result, translation adjustments amount related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding consolidated balances on the balance sheet.

The balance sheet amounts with the exception of equity at December 31, 2009, were translated 6.82 RMB to $1.00 as compared to 6.82 RMB at December 31, 2008. The equity accounts were stated at their historical rate. The average translation rates applied to income and cash flow statement amounts for the years ended December 31, 2009, 2008 and 2007, were 6.82 RMB, 6.98 RMB and 7.59 RMB to $1.00, respectively. Translation adjustments resulting from this process in the amount of $8,714,019 and $8,661,060 as of December 31, 2009 and 2008, respectively, are classified as an item of other comprehensive income in the stockholders' equity section of the consolidated balance sheets. For the years ended December 31, 2009, 2008 and 2007, other comprehensive income in the consolidated statements of income and other comprehensive income included translation gains of $52,959 and $5,184,035 and $2,637,573, respectively.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company and its subsidiaries as of December 31, 2009, 2008, and 2007, including the notes thereto, together with the report of Frazer Frost, LLP (Successor Entity of Moore Stephens Wurth Frazer and Torbet, LLP) are presented beginning on page F-1 of this report.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net operating revenues	$18,527,666	$20,742,520	$20,125,184	$21,670,748	$81,066,118
Gross profit	9,633,652	10,278,190	9,717,692	10,531,545	40,161,079
Net income	4,201,623	3,862,756	4,647,519	6,118,889	18,830,787
Basic EPS	0.29	0.26	0.29	0.29	1.13
Diluted EPS	0.29	0.26	0.29	0.28	1.12
Year Ended December 31, 2008					
Net operating revenues	$14,025,674	$16,890,486	$18,401,200	$18,403,299	$67,720,659
Gross profit	6,088,476	7,665,763	9,492,367	9,492,416	32,739,022
Net income	2,808,571	3,512,892	5,136,590	3,732,315	15,190,368
Basic EPS	0.20	0.24	0.35	0.25	1.04
Diluted EPS	0.20	0.24	0.35	0.25	1.04
Year Ended December 31, 2007					
Net operating revenues	$ 6,743,576	$ 8,273,309	$ 9,078,089	$11,297,079	$35,392,053
Gross profit	3,517,359	4,143,110	4,319,839	5,386,670	17,366,978
Net income	2,110,326	2,745,009	1,961,662	2,299,073	9,116,070
Basic EPS	0.18	0.22	0.14	0.16	0.70
Diluted EPS	0.18	0.22	0.14	0.15	0.69

The Company's fiscal year 2009 operating result was impacted by the following non-operating items:

- Expense recognized in connection with the change in fair value of warrants in the amount of $1,031,330 related to 383,654 warrants previously treated as equity, all future changes in the fair value of which will be recognized in the income statement as a result of changes in accounting standards.
- Interest expense of $344,190 related to the Company's $40 million senior notes due 2014, net of capitalized interest. This charge includes $280,250 in amortization of discount on our senior notes, and $63,940 in amortization of deferred offering costs. The Company capitalized $4,597,544 of interest expense and amortization into construction in progress for fiscal year 2009.

These two non-operating charges have a combined effect of $1,375,520 on our net income. The capitalized interest increases the cost of our long term assets and is depreciated or amortized over the useful life of these assets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Prior to January 1, 2010, Moore Stephens Wurth Frazer and Torbet, LLP was engaged to audit our consolidated financial statements. On January 6, 2010, the Company was notified that, effective January 1, 2010, certain partners of Moore Stephens Wurth Frazer and Torbet, LLP ("**MSWFT**") and Frost, PLLC ("**Frost**") formed Frazer Frost, LLP ("**Frazer Frost**"), a new partnership. Pursuant to the terms of a combination agreement by and among MSWFT, Frazer Frost and Frost, each of MSWFT and Frost contributed all of their assets and certain of their liabilities to Frazer Frost, resulting in Frazer Frost assuming MSWFT's engagement letter with the Company and becoming the Company's new independent accounting firm on January 1, 2010.

There are no reportable disagreements with our former independent auditors, Moore Stephens Wurth Frazer and Torbet, LLP, or our current independent auditors, Frazer Frost, LLP (Successor Entity of Moore Stephens Wurth Frazer and Torbet, LLP).

PART III

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Below are the names and certain information regarding our executive officers and directors as of December 31, 2009:

Name	Age	Position	Held Position Since
Qinan Ji	53	Chief Executive Officer and Chairman of the Board	2005
David She[(1)]	26	Acting Chief Financial Officer	2010
Zhiqiang Wang	70	Director	2006
Yang Xiang Dong	44	Director	2008
Carl Yeung	31	Director	2008
Lawrence Leighton	76	Director	2008

(1) Veronica Chen resigned as the Company's CFO effective as of January 31, 2010. David She replaced Ms. Chen as the Company's acting CFO on February 1, 2010.

Officers are elected annually by the Board of Directors, at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Qinan Ji has been a member and Chairman of the Board of Directors of China Natural Gas since 2005 and has served as Chief Executive Officer since May 2006. In 1996, he founded the Anxian Hotel in Weinan City in Shaanxi province. In 2001, he formed the Xi'an Sunway Technology and Industry Co., Ltd. He has more than 20 years experience in the energy and petroleum industries in operational, administrative, management and government relation roles. He received a Bachelors of Economic Management from Northwestern University (Shaanxi).

David She has been the Chief Financial Officer since February 2010. Mr. She joined China Natural Gas in February 2008 as Vice President of Finance and was placed in charge of the Company's New York office. He returned to the Company's headquarters in Xi'an, China, in December 2008 and was soon promoted to Assistant Chief Financial Officer. He became our Acting Chief Financial Officer upon the resignation of Veronica Chen, who resigned as Chief Financial Officer effective January 31, 2010 due to family reasons. Mr. She is in charge of several functions within the Company, including the oversight of quarterly and annual filings with the SEC, evaluations of the Company's major acquisition opportunities, and the management of investor relations. He helped to coordinate the Company's $40 million debt financing in March 2008 and supervised legal, audit and regulatory reporting issues in the Company's $57 million underwritten public offering in September 2009. Prior to joining China Natural Gas, Mr. She served as a securities analyst for West China Securities in Beijing during 2006. He received Bachelor's degrees in Mathematics and Business Administration from Beijing Institute of Technology as well as a Master's degree in Finance from State University of New York at Buffalo.

Zhiqiang Wang has been the Vice Chairman of the Board of Directors of the Company since 2006. From 2002 until his retirement in 2004, Mr. Wang was the Chief Executive Officer of Xi'an Municipal Government Construction Company where he was in charge of the city's major construction projects. Mr. Wang was the former head of energy industry regulations from 1992 to 2002 as well as the Vice Mayor of the city of Xi'an, China's largest western city with a population of 8 million, in which position he was in charge of regulating and licensing the city's energy and natural gas businesses. Mr. Wang graduated from the Northwestern University of Politics and Law in China in 1962.

Yang Xiang Dong has been a member of our Board of Directors since August 2008. Mr. Yang is a founding partner and president of Abax Global Capital ("*AGC*"), a leading Hong Kong based investment firm focused on Pan-Asian public and private investments especially in Greater China and Southeast Asia. He has held this position since March 2007. From 2000 to 2007, Mr. Yang was a Managing Director responsible for Merrill Lynch's Hong Kong and China Debt Capital Markets division. Mr. Yang also served as a director for Sinoenergy Corporation, a Nasdaq listed company, until September 25, 2010 when Sinoenergy Corporation underwent a change of control and delisted from Nasdaq. Mr. Yang holds a MBA degree from Wharton School of Business and a BA degree from Nankai University in China. Abax Lotus Ltd., an affiliate of AGC, is the sole investor in the Company's $40 million note financing which closed in January 2008. Mr. Yang was initially nominated to the Board by Abax Lotus Ltd. pursuant to the investor rights agreement we entered into with Abax Lotus Ltd. in 2008 in connection with the notes financing. However, Abax Lotus Ltd. does not have the right to nominate a person for election to the Board at the Annual Meeting because it no longer holds 10% or more of our outstanding common stock on a fully diluted basis.

Carl Yeung has been a member of our Board of Directors since August 2008. Mr. Yeung is the Chief Financial Officer of Sky-Mobi Limited, a position he has held since February 2010. Sky-Mobi is a China based mobile application software developer. From May 2006 to February 2010, Mr. Yeung was the Chief Financial Officer of ATA Inc, a computer-based testing and testing-related service provided based in China and listed on the Nasdaq Global Market. Prior to May 2006, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung received his bachelor's degree in economics with concentrations in finance and operations management from Wharton School, University of Pennsylvania, and his bachelor's degree in applied science with a concentration in systems engineering from School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

Lawrence W. Leighton has been a member of our Board of Directors since August 2008. Mr. Leighton has had an extensive 45-year international investment banking career. Beginning at what is now Lehman Brothers, he advised on financing for the Mexican Government and leading Mexican corporations. As Director of Strategic Planning for the consumer products company, Norton Simon Inc, he initiated and executed the acquisition of Avis Rent-a-Car. Subsequently, he was a Limited Partner of Bear Stearns & Co., a Managing Director of the investment bank of Chase Manhattan Bank and then President and Chief Executive Officer of the U.S. investment bank of Credit Agricole, the major French Bank. Among his transactions have been advising Pernod Ricard, the major European beverage company, on its acquisitions in the United States; and advising Verizon, the major U.S. telecom company, on its dispositions of certain European operations. Mr. Leighton received his BSE degree in engineering from Princeton University and an MBA degree from Harvard Business School. He holds a commercial pilot's license with instrument rating. Mr. Leighton is currently a director of China XD Plastics Company Limited, a Nasdaq listed company.

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CHINA NATURAL GAS, INC.
AND SUBSIDIARIES

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Natural Gas, Inc.

We have audited the accompanying consolidated balance sheets of China Natural Gas, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and other comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. China Natural Gas, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Natural Gas, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Natural Gas, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010, except for the effects of the material weaknesses described in the six paragraph of that report, as to which the date is September 30, 2010, expressed an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Frazer Frost, LLP (Successor Entity of Moore Stephens Wurth Frazer and Torbet, LLP, see Form 8-K filed on January 7, 2010)

Brea, California

March 10, 2010, except for the effects on the consolidated financial statements of the restatement described in Note 2 and 15, as to which the date is September 30, 2010

CHINA NATURAL GAS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 and 2008

	2009 (As Restated see Note 2)	2008
ASSETS		
CURRENT ASSETS:		
Cash & cash equivalents	$ 48,177,794	$ 5,854,383
Accounts receivable, net of allowance for doubtful accounts of $163,280 and $0 as of December 31, 2009 and 2008, respectively	1,289,116	906,042
Other receivable	709,741	60,784
Other receivable – employee advances	338,689	332,263
Inventories	841,837	519,739
Advances to suppliers	596,868	837,592
Prepaid expense and other current assets	1,076,915	777,510
Loan receivable	293,400	293,400
Total current assets	53,324,360	9,581,713
INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	1,467,000	—
PROPERTY AND EQUIPMENT, NET	72,713,012	76,028,272
CONSTRUCTION IN PROGRESS	52,918,236	22,061,414
DEFERRED FINANCING COSTS	1,336,998	1,746,830
OTHER ASSETS	15,854,910	8,844,062
TOTAL ASSETS	$197,614,516	$118,262,291
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 2,081,261	$ 800,013
Other payables	80,788	124,151
Unearned revenue	1,813,641	944,402
Accrued interest	786,052	861,114
Taxes payable	1,901,577	1,862,585
Total current liabilities	6,663,319	4,592,265
LONG TERM LIABILITIES:		
Notes payable, net of discount of $12,707,713 and $15,478,395 as of December 31, 2009 and 2008, respectively	27,292,287	24,521,605
Derivative liabilities – warrants	19,545,638	17,500,000
Total long term liabilities	46,837,925	42,021,605
Total liabilities	53,501,244	46,613,870
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 per share; 5,000,000 shares authorized; none issued	—	—
Common stock, $0.0001 per share; 45,000,000 shares authorized, 21,183,904 shares and 14,600,154 shares issued and outstanding at December 31, 2009 and 2008, respectively	2,118	1,460
Additional paid-in capital	79,851,251	32,115,043
Accumulative other comprehensive gain	8,714,019	8,661,060
Statutory reserves	5,962,695	3,730,083
Retained earnings	49,583,189	27,140,775
Total stockholders' equity	144,113,272	71,648,421
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$197,614,516	$118,262,291

The accompanying notes are an integral part of these consolidated statements.
See report of independent registered public accounting firm.

CHINA NATURAL GAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Years Ended December 31,		
	2009	2008	2007
Revenues			
Natural gas revenue	$62,236,342	$55,746,893	$28,278,033
Gasoline revenue	6,384,172	4,616,052	38,486
Installation and others	12,445,604	7,357,714	7,075,534
Total revenues	81,066,118	67,720,659	35,392,053
Cost of revenues			
Natural gas cost	29,478,854	27,234,508	14,838,997
Gasoline cost	5,993,207	4,277,458	34,747
Installation and others	5,432,978	3,469,671	3,151,331
Total cost of revenues	40,905,039	34,981,637	18,025,075
Gross profit	40,161,079	32,739,022	17,366,978
Operating expenses			
Selling expenses	9,566,387	7,651,948	3,451,161
General and administrative expenses	5,541,885	4,024,882	2,837,768
Total operating expenses	15,108,272	11,676,830	6,288,929
Income from operations	25,052,807	21,062,192	11,078,049
Non-operating income (expense):			
Interest income	125,287	209,502	70,697
Interest expense	(747,172)	(2,228,244)	—
Other income (expense), net	(186,805)	111,859	31,976
Change in fair value of warrants	(1,031,330)	—	—
Foreign currency exchange loss	(69,077)	(397,299)	(150,729)
Total non-operating expense	(1,909,097)	(2,304,182)	(48,056)
Income before income tax	23,143,710	18,758,010	11,029,993
Provision for income tax	4,312,923	3,567,642	1,913,923
Net income	18,830,787	15,190,368	9,116,070
Other comprehensive income			
Foreign currency translation gain	52,959	5,184,035	2,637,573
Comprehensive income	$18,883,746	$20,374,403	$11,753,643
Weighted average shares outstanding			
Basic	16,624,294	14,600,154	13,100,340
Diluted	16,830,907	14,645,070	13,150,901
Earnings per share			
Basic	$ 1.13	$ 1.04	$ 0.70
Diluted	$ 1.12	$ 1.04	$ 0.69

The accompanying notes are an integral part of these consolidated statements.
See report of independent registered public accounting firm.

CHINA NATURAL GAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock			Accumulative	Retained Earnings		
	Shares	Amount	Additional Paid-in-Capital	Other Comprehensive Gain	Statutory Reserve	Unrestricted	Total Stockholders' Equity
Balance December 31, 2006	12,105,093	$1,211	$18,225,121	$ 839,452	$ 750,886	$ 5,813,534	$ 25,630,204
Shares issued for cash, at $3.25	2,307,693	231	14,999,769				15,000,000
Offering Costs			(1,176,533)				(1,176,533)
Cashless exercise of warrants	187,368	18	(18)				—
Cumulative translation adjustment				2,637,573			2,637,573
Net Income						9,116,070	9,116,070
Transfer to statutory reserve					1,051,849	(1,051,849)	—
Balance December 31, 2007	14,600,154	$1,460	$32,048,339	$3,477,025	$1,802,735	$13,877,755	$ 51,207,314
Options issued for services			66,704				66,704
Cumulative translation adjustment				5,184,035			5,184,035
Net Income						15,190,368	15,190,368
Transfer to statutory reserve					1,927,348	(1,927,348)	—
Balance December 31, 2008	14,600,154	$1,460	$32,115,043	$8,661,060	$3,730,083	$27,140,775	$ 71,648,421
Reclassification of warrants from equity to derivative liabilities			(6,858,547)			5,844,239	(1,014,308)
Stock issuance for cash at $ 8.75	6,583,750	658	57,607,155				57,607,813
Offering costs			(3,237,452)				(3,237,452)
Options issued for services			66,535				66,535
Stock based compensation			158,517				158,517
Cumulative translation adjustment				52,959			52,959
Net Income						18,830,787	18,830,787
Transfer to statutory reserve					2,232,612	(2,232,612)	—
Balance December 31, 2009	21,183,904	$2,118	$79,851,251	$8,714,019	$5,962,695	$49,583,189	$144,113,272

The accompanying notes are an integral part of these consolidated statements.
See report of independent registered public accounting firm.

CHINA NATURAL GAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 18,830,787	$ 15,190,368	$ 9,116,070
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,571,772	3,474,905	1,639,685
Loss on disposal of equipment	21,373	24,806	—
Amortization of discount on senior notes	280,250	1,004,677	—
Amortization of financing costs	63,940	227,989	—
Options issued for services	66,535	66,704	—
Stock based compensation	158,517	—	—
Change in fair value of warrants	1,031,330	—	—
Change in assets and liabilities:			
Accounts receivable	(387,948)	(568,370)	290,660
Other receivable	(644,083)	247,349	36,929
Other receivable – employee advances	(6,425)	(55,747)	—
Inventories	(322,099)	(267,470)	71,226
Advances to suppliers	240,724	(125,896)	245,514
Prepaid expense and other current assets	(306,445)	(642,857)	(11,113)
Accounts payable and accrued liabilities	45,888	275,929	28,531
Other payables	(43,362)	63,239	(208,669)
Unearned revenue	869,239	583,940	22,425
Accrued interest	(75,062)	861,114	—
Taxes payable	38,991	556,121	(754,817)
Net cash provided by operating activities	25,433,922	20,916,801	10,476,441
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment on investment in unconsolidated joint ventures	(1,467,000)	—	—
Purchase of property and equipment	(1,074,066)	(43,225,673)	(14,180,053)
Proceeds from sales of equipment	41,325	194,891	—
Proceeds from (purchases of) short term investments	—	250,821	(229,106)
Additions to construction in progress	(28,020,498)	(19,012,750)	(519,309)
Prepayment on long term assets	(6,139,766)	(5,729,833)	(1,914,343)
Return of acquisition deposit	(283,200)	—	—
Payment for intangible assets	(161,486)	(53,826)	—
Payment for land use rights	(432,566)	(30,354)	(42,529)
Net cash used in investing activities	(37,537,257)	(67,606,724)	(16,885,340)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Stock issued for cash	57,607,813	—	15,000,000
Proceeds from senior notes	—	40,000,000	—
Payment for offering costs	(3,237,454)	(2,122,509)	(1,176,533)
Net cash provided by financing activities	54,370,359	37,877,491	13,823,467
Effect of exchange rate changes on cash and cash equivalents	56,387	1,375,086	582,948

	Years Ended December 31,		
	2009	2008	2007
NET (DECREASE) INCREASE IN CASH & CASH EQUIVALENTS	42,323,411	(7,437,346)	7,997,516
CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	5,854,383	13,291,729	5,294,213
CASH & CASH EQUIVALENTS, END OF YEAR	$48,177,794	$ 5,854,383	$13,291,729
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid, net of capitalized interest	$ 503,845	$ 902,777	$ —
Income taxes paid	$ 4,178,066	$ 2,998,627	$ 2,387,487
Non-cash transactions for investing and financing activities:			
Interest capitalized to construction in progress from amortization of discount on senior notes and financing costs	$ 2,836,324	$ 1,164,618	$ —
Purchase of equipment through accounts payable	$ 1,234,603	$ —	$ —
Construction in progress transferred to property and equipment	$ —	$ 823,464	$ —
Prepayment on long term assets transferred to property and equipment	$ —	$ 405,630	$ —

The accompanying notes are an integral part of these consolidated statements.
See report of independent registered public accounting firm.

Note 1 — Organization

Organization and Line of Business

China Natural Gas, Inc. (the "Company" or "CHNG") was incorporated in the state of Delaware on March 31, 1999. The Company through its wholly-owned subsidiaries and variable interest entities, located in Shaanxi and Henan Province in the People's Republic of China ("PRC"), engages in sales and distribution of natural gas and gasoline to commercial, industrial and residential customers, construction of pipeline networks, installation of natural gas fittings and parts for end-users, and modification of automobiles services for vehicles to be able to use natural gas.

Recent Developments

On October 27, 2009, the Company through its variable interest entity, Xi'an Xilan Natural Gas Co., Ltd. ("XXNGC") formed Henan CNPC Kunlun Xilan Compressed Natural Gas Co., Ltd. ("JV") as a joint venture with China National Petroleum Corporation Kunlun Natural Gas Co., Ltd. ("CNPC Kunlun"), with registered capital of $7,335,000 in Henan province, PRC. The JV was established to build and operate compressed natural gas ("CNG") compressor stations and fueling stations, sell CNG, provide vehicle conversion services from gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles and technical advisory work services in Henan, PRC. CNPC Kunlun will hold 51% ownership of the JV, and XXNGC will hold 49% ownership.

On October 27, 2009, CHNG formed Xilan Energy Co., Ltd. ("XEC") as a wholly owned limited liability company, with authorized capital of $5,000,000 in Hong Kong. XEC was established for the purpose of importing liquid natural gas ("LNG") into PRC.

On December 17, 2009, the Company through its variable interest entity, Xi'an Xilan Natural Gas Co., Ltd. ("XXNGC") formed Hubei Xilan Natural Gas Co., Ltd. ("HBXNGC") as a wholly owned limited liability company, with registered capital of $1,467,000 in Hubei province, PRC. HBXNGC was established to construct harbor LNG fueling stations and ships in Hubei, PRC.

Note 2 — Restatement of Previously Reported Consolidated Financial Statement

On August 20, 2010, the Company restated its annual consolidated financial statements as of December 31, 2009. The Company is hereby restating its annual consolidated financial statements as of December 31, 2009 to reverse the August 20, 2010 restatement in relation to the classification of the senior notes payable and the fair value of the redeemable warrants as well as the disclosures related to the violation of the Indenture.

The Company's Audit Committee made a decision to restate the consolidated financial statements to reverse the August 20, 2010 restatement upon the recommendation of the board of directors and management and following the confirmation by two different independent law firms that the opinion on which the Company had previously relied – the basis of its conclusion that the August 20, 2010 restatement was necessary – was incorrect. The general nature and scope of the errors and adjustments are summarized as follows:

(1) *Reverse of reclassification of senior notes payable* — on February 26, 2010, the Company entered into a bank loan of $17.7 million with Pudong Development Bank Xi'an Branch ("SPDB") (the "Bank Loan"). The loan is secured by the Company's variable interest entity Xi'an Xilan Natural Gas Co., Ltd.'s ("XXNGC") equipment and vehicles located within the PRC. The Company was entitled to borrow amounts under the loan between March 1, 2010 to June 30, 2010. In connection with the Bank Loan, XXNGC pledged its equipment and vehicles located in PRC to secure the Bank Loan (the "Pledge") and guaranteed the repayment of the Bank Loan. The original opinion on which the Company relied when concluding that the August 20, 2010 restatement was necessary indicated that the Pledge was prohibited by the Indenture for the Company's 5% Guaranteed Senior Note issued to Abax Lotus Ltd., ("Abax") dated January 26, 2008 (the "Senior Notes"). As a result, the Company believed that Abax had the right to declare a default under the Indenture and could thereafter accelerate the Senior Notes, and consequently, that the Company was required to reclassify from long term liabilities to short term liabilities the

Note 2 — Restatement of Previously Reported Consolidated Financial Statement – (continued)

Senior Notes. Subsequent to the August 20, 2010 restatement, management of the Company internally revisited the analysis of whether the Pledge was indeed prohibited by the Indenture and determined that it was not. The Company engaged two additional independent law firms who reviewed and confirmed this determination. As a result, the Company reverses the August 20, 2010 reclassification of the Senior Notes in an amount of $28 million from long term liabilities to short term liabilities.

(2) *Reverse of reclassification of fair value of the redeemable warrants* — in connection with the Senior Notes, the Company issued certain warrants to purchase the Company's common stock pursuant to a Warrant Agreement and Warrant Certificates. Under the terms of the Warrant Agreement, in the event of a default under the Indenture for the Senior Notes, the warrant holders are entitled to require the Company to redeem the warrants for a price equal to the pro rata portion of the aggregate redemption price of $17,500,000 applicable to the warrants tendered by such holders. As described above, in connection with the August 20, 2010 restatement, the Company believed the Pledge was prohibited by the Indenture and that Abax had a right to declare an event of default under the Indenture. Accordingly, the Company also believed that the warrant holders were entitled to require the Company to redeem their warrants and, consequently, that the Company was required to reclassify from long term liabilities to short term liabilities the fair value of the redeemable warrants. As a result of the Company's conclusion that the Pledge was not prohibited by the Indenture, the Company reverses the August 20, 2010 reclassification of the warrants in an amount of $17.5 million from long term liabilities to short term liabilities.

The following tables present the adjustments due to the restatements of the Company's previously issued consolidated balance sheet as of December 31, 2009 and the financing activities

	Consolidated Balance Sheet December 31, 2009		
	Previously Reported	Adjustments	As Restated
ASSETS			
CURRENT ASSETS:			
Cash & cash equivalents	$ 48,177,794	$	$ 48,177,794
Accounts receivable,	1,289,116		1,289,116
Other receivable	709,741		709,741
Other receivable – employee advances	338,689		338,689
Inventories	841,837		841,837
Advances to suppliers	596,868		596,868
Prepaid expense and other current assets	1,076,915		1,076,915
Loan receivable	293,400		293,400
Total current assets	53,324,360		53,324,360
INVESTMENT IN UNCONSOLIDATED JOINT VENTURES	1,467,000		1,467,000
PROPERTY AND EQUIPMENT, NET	72,713,012		72,713,012
CONSTRUCTION IN PROGRESS	52,918,236		52,918,236
DEFERRED FINANCING COSTS	1,336,998		1,336,998
OTHER ASSETS	15,854,910		15,854,910
TOTAL ASSETS	$197,614,516		$197,614,516

See report of independent registered public accounting firm.

Note 2 — Restatement of Previously Reported Consolidated Financial Statement – (continued)

	Consolidated Balance Sheet December 31, 2009		
	Previously Reported	Adjustments	As Restated
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities	$ 2,081,261		$ 2,081,261
Other payables	80,788		80,788
Unearned revenue	1,813,641		1,813,641
Accrued interest	786,052		786,052
Taxes payable	1,901,577		1,901,577
Notes Payable	27,292,287	(1) (27,292,287)	—
Redeemable liabilities – warrants	17,500,000	(2) (17,500,000)	—
Total current liabilities	51,455,606	(44,792,287)	6,663,319
LONG TERM LIABILITIES:			
Notes payable	—	(1) 27,292,287	27,292,287
Derivative liabilities – warrants	2,045,638	(2) 17,500,000	19,545,638
Total long term liabilities	2,045,638	44,792,287	46,837,925
TOTAL LIABILITIES	53,501,244	—	53,501,244
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY:			
Preferred stock	—		—
Common stock	2,118		2,118
Additional paid-in capital	79,851,251		79,851,251
Accumulative other comprehensive gain	8,714,019		8,714,019
Statutory reserves	5,962,695		5,962,695
Retained earnings	49,583,189		49,583,189
	144,113,272		144,113,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$197,614,516		$197,614,516

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company's functional currency is the Chinese Renminbi ("RMB"); however, the Company's reporting currency is the United States Dollar ("USD"); therefore, the accompanying consolidated financial statements have been translated and presented in USD.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Summary of Significant Accounting Policies – (continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of China Natural Gas, Inc. and its wholly owned subsidiaries, Shaanxi Xilan Natural Gas Equipment Co., Ltd ("SXNGE"), Xilan Energy Co., Ltd. ("XEC") and its 100% variable interest entities ("VIE"), Xi'an Xilan Natural Gas Co. Ltd. ("XXNGC"), Shaanxi Jingbian Liquefied Natural Gas Co., Ltd. ("SJLNG,"), Shaanxi Xilan Auto Bodyshop Co., Ltd. ("SXABC"), Henan Xilan Natural Gas Co., Ltd. ("HXNGC"), Lingbao Yuxi Natural Gas Co., Ltd. ("LBNGC"), and Hubei Xilan Natural Gas Co., Ltd. ("HBXNGC"). All inter-company accounts and transactions have been eliminated in the consolidation.

Consolidation of Variable Interest Entity

In accordance with Financial Accounting Standards Board's ("FASB") accounting standard regarding consolidation, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

On February 21, 2006, the Company formed SXNGE as a wholly-owned foreign enterprise (WOFE). Then through SXNGE, the Company entered into exclusive arrangements with XXNGC and its shareholders that give the Company the ability to substantially influence XXNGC's daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. The Company memorialized these arrangements on August 17, 2007 and made retroactive to March 8, 2006. As a result, the Company consolidates the financial results of XXNGC as VIE .The arrangements consist of the following agreements:

a. XXNGC holds the licenses and approvals necessary to operate its natural gas business in China.

b. SXNGE provides exclusive technology consulting and other general business operation services to XXNGC in return for a consulting services fee which is equal to XXNGC's revenue.

c. XXNGC' shareholders have pledged their equity interests in XXNGC to the Company.

d. Irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in XXNGC and agreed to entrust all the rights to exercise their voting power to the person appointed by the Company.

On August 8, 2008, the Company through SXNGE entered into an Addendum to Option Agreement with Mr. Qinan Ji, chairman and shareholder of XXNGC, and each of the shareholders of XXNGC (hereafter collectively referred to as the "Transferor"), and made retroactive to June 30, 2008. According to the Agreement, the Chairman and the Shareholders of XXNGC irrevocably grants to SXNGE an option to purchase each Transferor's Purchased Equity Interest at $1.00 or the lowest price permissible under the applicable laws at the time that SXNGE exercises the Option. The Agreement limits XXNGC and the transferors' right to make all equity interest related decisions.

Foreign Currency Translation

As of December 31, 2009 and 2008, the accounts of the Company were maintained, and their consolidated financial statements were expressed in RMB. Such consolidated financial statements were translated into USD in accordance with an accounting standard issued by the FASB, with the RMB as the functional currency. All assets and liabilities were translated at the exchange rate as of the balance sheet date, stockholders' equity were translated at the historical rates and statement of income and cash flow items were translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income. Cash flows from the Company's operations are calculated based upon the local currencies and translated to USD at average translation rates for the period. As a result, translation adjustments

Note 3 — Summary of Significant Accounting Policies – (continued)

amount related to assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding consolidated balances on the balance sheet.

The balance sheet amounts with the exception of equity at December 31, 2009, were translated 6.82 RMB to $1.00 as compared to 6.82 RMB at December 31, 2008. The equity accounts were stated at their historical rate. The average translation rates applied to income and cash flow statement amounts for the years ended December 31, 2009, 2008 and 2007, were 6.82 RMB, 6.94 RMB, and 7.59 RMB to $1.00, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with state-owned banks within the PRC, Hong Kong and the United States. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board ("HKDPB") insured limits for the banks located in Hong Kong or may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits for the banks located in the United States. Balances at financial institutions or state-owned banks within the PRC are not covered by insurance. As of December 31, 2009 and 2008, the Company had total deposits of $47,459,560 and $5,604,383 without insurance coverage or in excess of HKDPB or FDIC or HKDPB insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Accounts Receivable

Accounts receivable are netted against an allowance for uncollectible accounts, as needed. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis in the period of the related sales. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, and known bad debts are written off against allowance for doubtful accounts when identified. The Company recorded allowance for bad debts of $163,280 and $0 as of December 31, 2009 and 2008.

Other Receivable

Other receivable mainly include security deposit for equipments storage. This security deposit will be refunded to the Company after the equipments are removed from the storage area for construction.

Other Receivable — Employee Advances

From time to time, the Company advances predetermined amounts based upon internal Company policy to certain employees and internal units to ensure certain transactions are performed in a timely manner. The Company has full oversight and control over the advanced accounts. As of December 31, 2009 and 2008, no allowance for the uncollectible accounts was deemed necessary.

Inventory

Inventory is stated at the lower of cost, as determined on a first-in, first-out basis, or market. Management compares the cost of inventories with the market value, and an allowance is made for writing down the inventories to their market value, if lower. Inventory consists of material used in the construction of pipelines and material used in repairing and modifying vehicles. Inventory also consists of gasoline.

See report of independent registered public accounting firm.

Note 3 — Summary of Significant Accounting Policies – (continued)

The following are the details of the inventories:

	December 31, 2009	December 31, 2008
Materials and supplies	$345,611	$318,069
Gasoline	496,226	201,670
	$841,837	$519,739

Advances to Suppliers

The Company advances to certain vendors for purchase of its materials. The advances are interest-free and unsecured.

Loan Receivable

Loan receivable consists of the following:

	December 31, 2009	December 31, 2008
Shanxi Yuojin Mountain Mining Company, due on November 30, 2009, extended to November 30, 2010, annual interest at 5.84%	$293,400	$293,400

Investments in Unconsolidated Joint Ventures

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee company. Under the equity method of accounting, an Investee company's accounts are not reflected within the Company's consolidated balance sheets and statements of income and other comprehensive income; however, the Company's share of the earnings or losses of the Investee company is reflected in the caption "Earnings (loss) on equity investment" in the consolidated statements of income and other comprehensive income. The Company's carrying value in an equity method Investee company is reflected in the caption "Investments in Unconsolidated Joint Ventures" in the Company's consolidated balance sheets.

When the Company's carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company's consolidated financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

The Company's investment in unconsolidated joint ventures that are accounted for on the equity method of accounting represents the 49% interest in Henan CNPC Kunlun Xilan Compressed Natural Gas Co., Ltd. ("JV"), which is engaged in building and operating CNG compressor stations and fueling stations, sell CNG, provide vehicle conversion services from gasoline-fueled vehicles to hybrid (natural gas/gasoline) powered vehicles and technical advisory work services in Henan, PRC. The investment in this company amounted to $1,467,000 and $0 at December 31, 2009 and 2008, respectively. The JV does not have any operations as of December 31, 2009.

Note 3 — Summary of Significant Accounting Policies – (continued)

The results of financial position of the JV as of December 31, 2009 are summarized below:

	2009
Condensed balance sheet information:	
Current assets	$2,993,878
Noncurrent assets	—
Total assets	$2,993,878
Current liabilities	—
Noncurrent liabilities	—
Equity	$2,993,878
Total liabilities and equity	$2,993,878

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred while additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Office equipment	5 years
Operating equipment	5-20 years
Vehicles	5 years
Buildings and improvements	5-30 years

The following are the details of the property and equipment:

	December 31, 2009	December 31, 2008
Office equipment	$ 439,055	$ 412,490
Operating equipment	61,350,503	59,473,283
Vehicles	2,486,614	2,414,756
Buildings and improvements	21,414,553	21,190,599
Total property and equipment	85,690,725	83,491,128
Less accumulated depreciation	(12,977,713)	(7,462,856)
Property and equipment, net	$ 72,713,012	$76,028,272

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $5,565,608, $3,473,429 and $1,639,685, respectively.

Construction in Progress

Construction in progress ("CIP") consists of the cost of constructing property and equipment for the Company's gas stations and a new project of processing, distribution and sale of LNG. The major cost of construction in progress relates to technology licensing fees, equipment purchases, land use rights requisition cost, capitalized interest and other construction fees. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred.

As of December 31, 2009 and 2008, the Company had construction in progress in the amount of $52,918,236 and $22,061,414, respectively. Interest cost capitalized into construction in progress for the years ended December 31, 2009, 2008 and 2007, amounted to $4,597,544, $1,932,931 and $0, respectively.

See report of independent registered public accounting firm.

Note 3 — Summary of Significant Accounting Policies – (continued)

Construction in progress at December 31, 2009 consisted of the following:

No.	Project Description	Location	December 31, 2009	Commencement Date	Expected completion date	Estimated additional cost to complete
1	Jingbian LNG (1)	JBLNG	$44,411,503	Dec-06	Jun-10	$11,150,000
2	Sa Pu mother station	HXNGC	814,822	Jul-08	Jun-11	6,300,000
3	Zijing Energy mother station	XXNGC	4,213,074	Sep-08	Mar-10	513,450
4	Xi'an Cangsheng mother station	XXNGC	1,891,584	Sep-08	May-11	3,227,400
5	Other CIP projects	XXNGC	1,587,253	Various	Various	450,000
			$52,918,236			$21,640,850

(1) Phase I of the LNG project cost $48,963,000 to construct and the additional $6,598,503 represent costs incurred in connection with phase II and phase III of the LNG plant

Long-Lived Assets

The Company evaluates at least annually, more often when circumstances require, the carrying value of long-lived assets to be held and used. Impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2009, there were no significant impairments of its long-lived assets.

Unearned Revenue

Unearned revenue represents prepayments by customers for gas purchases and advance payments on installation of pipeline contracts. The Company records such prepayment as unearned revenue when the payments are received.

Fair Value of Financial Instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for current receivables and payables qualify as financial instruments. Management concluded the carrying values are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated interest rate approximates current rates available. The three levels are defined as follows:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 — Summary of Significant Accounting Policies – (continued)

FASB accounting standard regarding derivatives and hedging specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company's own stock and (b) classified in stockholders' equity in the statement of financial position would not be considered a derivative financial instrument. This FASB accounting standard also provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the exception.

As a result of adopting this FASB accounting standard, 383,654 warrants previously treated as equity pursuant to the derivative treatment exemption are no longer afforded equity treatment because the strike price of the warrants is denominated in US dollar, a currency other than the Company's functional currency, the Chinese Renminbi. As a result, the warrants are not considered indexed to the Company's own stock, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.

As such, effective January 1, 2009, the Company reclassified the fair value of these warrants from equity to liability, as if these warrants were treated as a derivative liability since their issuance in October 2007. On January 1, 2009, the Company reclassified from additional paid-in capital, as a cumulative effect adjustment, $5,844,239 to beginning retained earnings and $1,014,308 to warrant liabilities to recognize the fair value of such warrants. The fair value of the warrants was $2,045,638 on December 31, 2009. The Company recognized a $1,031,330 loss from the change in fair value of warrants for the year ended December 31, 2009.

These common stock purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using the Black-Scholes Option Pricing Model using the following assumptions:

	December 31, 2009	January 1, 2009
Annual dividend yield	—	—
Expected life (years)	2.82	3.82
Risk-free interest rate	1.49%	1.13%
Expected volatility	90%	90%

Expected volatility is based on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the term of the warrants. The Company believes this method produces an estimate that is representative of our expectations of future volatility over the expected term of these warrants. The Company has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on U.S. Treasury securities according to the remaining term of the warrants.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Depending on the product and the terms of the transaction, the fair value of the derivative liabilities were modeled using a series of techniques, including closed-form analytic formula, such as the Black-Scholes Option Pricing Model, which does not entail material subjectivity because the methodology employed does not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets.

Note 3 — Summary of Significant Accounting Policies – (continued)

The following table sets forth by level within the fair value hierarchy of the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009.

	Carrying Value at December 31, 2009	Fair Value Measurement at December 31, 2009		
		Level 1	Level 2	Level 3
Senior notes	27,292,287			35,366,128
Redeemable liability – warrants	17,500,000			15,308,170
Derivative liability – warrants	2,045,638	—	2,045,638	—
Total liability measured at fair value	$46,837,925	$—	$2,045,638	$50,674,298

Other than the derivative liabilities – warrants carried at fair value, the Company did not identify any other assets and liabilities that are required to be presented on the balance sheet.

Revenue Recognition

Revenue is recognized when services are rendered to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. Revenue from gas and gasoline sales is recognized when gas and gasoline is pumped through pipelines to the end users. Revenue from installation of pipelines is recorded when the contract is completed and accepted by the customers. The construction contracts are usually completed within one to two months. Revenue from repairing and modifying vehicles is recorded when services are rendered to and accepted by the customers.

Enterprise Wide Disclosure

The Company's chief operating decision-makers (i.e. chief executive officer and his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by business lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by the FASB's accounting standard for segment reporting, the Company considers itself to be operating within one reportable segment.

Advertising Costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended December 31, 2009, 2008 and 2007, were insignificant.

Stock-Based Compensation

The Company records and reports stock-based compensation pursuant to FASB's accounting standard regarding stock compensation which defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. Stock compensation for stock granted to non-employees has been determined in accordance with this accounting standard, as the fair value of the consideration received or the fair value of equity instruments issued, whichever is more reliably measured.

Income Taxes

FASB's accounting standard regarding income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at

Note 3 — Summary of Significant Accounting Policies – (continued)

each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 2009 and 2008, there was no significant book to tax differences. There is no difference between book depreciation and tax depreciation as the Company uses the same method for both book and tax. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's consolidated financial statements.

Local PRC Income Tax

The Company's subsidiary and VIEs operate in China. Starting January 1, 2008, pursuant to the tax laws of China, general enterprises are subject to income tax at an effective rate of 25% compared to 33% prior to 2008. The Company's VIE, XXNGC, is in the natural gas industry whose development is encouraged by the government. According to the income tax regulation, any company engaged in the natural gas industry enjoys a favorable tax rate. Accordingly, except for income from SXNGE, JBLNG, SXABC, HXNGC, LBNGC and HBXNGC which subjects to 25% PRC income tax rate, XXNGC's income is subject to a reduced tax rate of 15%. A reconciliation of tax at the United States federal statutory rate to the provision for income tax recorded in the financial statements is as follows:

	For the years ended December 31		
	2009	2008	2007
Tax provision (credit) at statutory rate	34%	34%	34%
Foreign tax rate difference	(9)%	(9)%	(1)%
Effect of favorable tax rate	(9)%	(9)%	(17)%
Other item[1]	3%	3%	1%
Total provision for income taxes	19%	19%	17%

(1) The 3% represents $3,444,173 in expenses incurred by CHNG that are not deductible in PRC for the year ended December 31, 2009. The 4% represents $3,661,932 expenses incurred by CHNG that are not deductible in PRC for the year ended December 31, 2008. The 1% represents $949,652 expenses incurred by CHNG that are not deductible in PRC for the year ended December 31, 2007.

The estimated tax savings for the years ended December 31, 2009, 2008 and 2007, amounted to approximately $2,410,928, $2,195,871 and $2,174,806, respectively. The net effect on earnings per share, had the income tax been applied, would decrease basic earnings per share for the years ended December 31, 2009, 2008 and 2007, from $1.13 to $0.99, $1.04 to $0.86, and $0.70 to $0.52, respectively. The net effect on earnings per share, had the income tax been applied, would decrease diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, from $1.12 to $0.98, $1.04 to $0.86, and $0.69 to $0.52, respectively.

China Natural Gas, Inc. was incorporated in the United States and has incurred net operating loss for income tax purpose for the period ended December 31, 2009. The estimated net operating loss carry forwards for United States income tax purposes amounted to $3,232,855 and $1,657,473 as of December 31, 2009 and 2008, respectively, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilized, beginning in 2027 through 2029. Management believes that the realization of the benefits arising from this loss appear to be uncertain due to Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation

Note 3 — Summary of Significant Accounting Policies – (continued)

allowance at December 31, 2009. Management reviews this valuation allowance periodically and makes adjustments as warranted. The valuation allowances were as follow:

Valuation allowance	For the years ended December 31, 2009	2008	2007
Balance, beginning of period	$ 563,541	$322,614	$ —
Increase	535,630	240,927	322,614
Balance, end of period	$1,099,171	$563,541	$322,614

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $30,658,764 as of December 31, 2009, which is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted in the future.

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax ("VAT"). All of the Company's variable interest entity XXNGC's products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 13% of the gross sales price. This VAT may be offset by VAT paid by the XXNGC on raw materials and other materials included in the cost of producing their finished product. XXNGC recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

All revenues from SXABC are subject to a Chinese VAT at a rate of 6%. This VAT cannot offset with VAT paid for materials included in the cost of revenues.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the FASB's accounting standard regarding earnings per share. Basic net earnings per share is based upon the weighted average number of common shares outstanding. Diluted net earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

All share and per share amounts used in the Company's consolidated financial statements and notes thereto have been retroactively restated to reflect the 1-for-2 reverse stock split, which were effective on April 28, 2009.

Recently issued accounting pronouncements

In January 2009, the FASB's accounting standard regarding other investments providing additional guidance which amended the impairment model to remove the exclusive reliance on "market participant" estimates of future cash flows used in determining fair value. Changing the cash flows used to analyze other-than-temporary impairment from the "market participant" view to a holder's estimate of whether there has been a "probable" adverse change in estimated cash flows allows companies to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB's accounting standard regarding fair value measurements and disclosures providing additional guidance for estimating fair value when the volume and level of activity for the asset or liability

Note 3 — Summary of Significant Accounting Policies – (continued)

have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. This guidance shall be applied prospectively with retrospective application not permitted. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB's accounting standard regarding debt and equity securities requires to make the other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This guidance will replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This guidance provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this guidance does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued an accounting standard that requires disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this guidance, fair values for these assets and liabilities were only disclosed annually. This guidance applies to all financial instruments and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued an accounting standard amending the accounting and disclosure requirements for transfers of financial assets. This guidance is effective for the Company beginning in 2010. Should the Company's accounts receivable securitization programs not qualify for sale treatment under the revised rules, future securitization transactions entered into on or after January 1, 2010 would be classified as debt and the related cash flows would be reflected as a financing activity. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB updated an accounting standard regarding consolidation guidance which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. This guidance also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued an Accounting Standards Update ("ASU") regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies – (continued)

In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation. This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In November 2009, the FASB issued an ASU regarding accounting for stock dividends, including distributions to shareholders with components of stock and cash. This ASU clarifies that the stock portion of a distribution to shareholders that contains components of cash and stock and allows shareholders to select their preferred form of the distribution (with a limit on the amount of cash that will be distributed in total) should be considered a stock dividend and included in EPS calculations as a share issuance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.* The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R).* The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-01 — Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260

Note 3 — Summary of Significant Accounting Policies – (continued)

(Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 — Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The Company does not expect the adoption of this ASU to have a material impact on the Company's consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06 — Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarify existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

Note 4 — Other Assets

Other assets consisted of the following:

	December 31,	
	2009	2008
Prepaid rent – natural gas stations	$ 340,211	$ 272,635
Prepayment for acquiring land use right	1,936,440	1,060,675
Advances on purchasing equipment and construction in progress	12,056,964	6,427,974
Refundable security deposits	1,264,283	981,083
Others	257,012	101,695
Total	$15,854,910	$8,844,062

See report of independent registered public accounting firm.

Note 4 — Other Assets – (continued)

All land in the PRC is government owned. However, the government grants users land use rights. As of December 31, 2009 and 2008, the Company prepaid $1,936,440 and $1,060,675, respectively, to the PRC local government to purchase land use rights. The Company is in the process of negotiating the final purchase price with the local government and the land use rights have not yet been granted to the Company. Therefore, the Company did not amortize the prepaid land use rights.

Advances on the purchase of equipment and construction in progress are monies deposited or advanced to outside vendors/subcontractors for the purchase of operating equipment or for services to be provided for constructions in progress.

Refundable security deposits are monies deposited with one of the Company's major vendors and gas station landlord. These amounts will be returned to the Company if they terminate the business relationship or at the end of the lease.

Note 5 — Senior Notes Payable

On December 30, 2007, the Company entered into a Securities Purchase Agreement with Abax Lotus Ltd. (the "Investor"). The Purchase Agreement was subsequently amended on January 29, 2008, pursuant to which the Company (i) agreed to issue 5.00% Guaranteed Senior Notes due 2014 (the "Senior Notes") of approximately $20,000,000, (ii) agreed to issue to the Investor Senior Notes in aggregate principal amount of approximately $20,000,000 on or before March 3, 2008 subject to the Company meeting certain closing conditions, (iii) granted the Investor an option to purchase up to approximately $10,000,000 in principal amount of its Senior Notes and (iv) agreed to issue to the Investor seven-year warrants exercisable for up to 1,450,000 shares of the Company's common stock (the "Warrants") at an initial exercise price equal to $14.7304 per share, subject to certain adjustments, which adjusted to $7.3652 on January 29, 2009. On January 29, 2008, the Company issued $20,000,000 Senior Notes and 1,450,000 warrants pursuant to the Purchase Agreement. On March 3, 2008, the Investor exercised its first option for an additional $20,000,000 of Senior Notes. On March 10, 2008, the Company issued $20,000,000 in additional Senior Notes resulting in total Senior Notes of $40,000,000.

At the closing, the Company entered into:

- An indenture for the 5.00% Guaranteed Senior Notes due 2014;
- An investor rights agreement;
- A registration rights agreement covering the shares of common stock issuable upon exercise of the warrants;
- An information rights agreement that grants to the Investor, subject to applicable law, the right to receive certain information regarding the Company;
- A share-pledge agreement whereby the Company granted to the Collateral Agent (on behalf of the holders of the Senior Notes) a pledge on 65% of the Company's equity interest in SXNGE, a PRC corporation and wholly-owned subsidiary of the Company; and
- An account pledge and security agreement whereby the Company granted to the Collateral Agent a security interest in the account where the proceeds from the Senior Notes are deposited.

In addition, Qinan Ji, Chief Executive Officer and Chairman of the Board of the Company, executed a non-compete agreement for the benefit of the Investor.

The Senior Notes were issued pursuant to an indenture between the Company and DB Trustees (Hong Kong) Limited, as trustee, at the closing. The Senior Notes will mature on January 30, 2014 and will initially bear interest at the stated interest rate of 5.00% per annum, subject to an increase in the event of certain circumstances. The Company is required to make mandatory repayments on the Senior Notes on the following dates

Note 5 — Senior Notes Payable – (continued)

and in the following amounts, expressed as a percentage of the aggregate principal amount of Notes that will be outstanding on the first such payment date:

Date	Repayment Percentage
July 30, 2011	8.3333%
January 30, 2012	8.3333%
July 30, 2012	16.6667%
January 30, 2013	16.6667%
July 30, 2013	25.0000%

During the twelve month period commencing January 30 of the years set forth below, the Company may redeem the Senior Notes at the following principal amount:

Year	Principal
2009	$43,200,000
2010	42,400,000
2011	41,600,000
2012	40,800,000
2013 and thereafter	40,000,000

Upon the occurrence of certain events defined in the indenture, the Company must offer the holders of the Senior Notes the right to require the Company to purchase the Senior Notes in an amount equal to 105% of the aggregate principal amount purchased plus accrued and unpaid interest on the Senior Notes purchased.

The indenture requires the Company to pay additional interest at the rate of 3.0% per annum of the Senior Notes if the Company has not obtained a listing of its common stock on the Nasdaq Global Market, the Nasdaq Capital Market or the New York Stock Exchange by January 29, 2009 and maintained such listing continuously thereafter as long as the Senior Notes are outstanding. As of January 29, 2009, the Company has not obtained a listing of its common stock on the market stated in the agreement. However, the Company obtained a three-month waiver from ABAX for the additional interest payment. The waiver gives the Company three more months until April 28, 2009 to achieve the uplisting status. By the end of the extended period, if the Company was not able to complete the uplisting, the Company would have to pay additional interest retroactively starting January 30, 2009 in accordance with the terms of the waiver. The Company was approved to be listed on Nasdaq on June 1, 2009, which passed the wavier period. In August 2009, the Company reached an agreement with ABAX that the Company was to pay additional interest accrued for the period from April 29, 2009, the expiration date of previous waiver to June 1, 2009, the date of listing. As such, the Company paid $113,214 additional interest to ABAX in August 2009.

The indenture limits the Company's ability to incur debt and liens, make dividend payments and stock repurchases, make investments, reinvest proceeds from asset sales and enter into transactions with affiliates, among other things. The indenture also requires the Company to maintain certain financial ratios.

The Company also entered into an investor rights agreement, pursuant to which, as long as an investor holds at least 10% of the aggregate principal amount of the Senior Notes issued and outstanding or at least 3% of the Company's issued and outstanding common stock pursuant to the warrants on an as-exercised basis ("Minimum Holding"), the Company has agreed not to undertake certain corporate actions without prior Investor approval. In addition, so long as an Investor owns the Minimum Holding, such Investor shall have a right of first refusal for future debt securities offerings by the Company and the Company is subject to certain transfer restrictions on its securities and certain other properties.

From the Closing Date and as long as the Investor continues to hold more than 10% of the outstanding shares of common stock on an as-converted, fully-diluted basis, the Investor shall be entitled to appoint one of the

Note 5 — Senior Notes Payable – (continued)

Company's board of directors (the "Investor Director"). The Investor Director shall be entitled to serve on each committee of the board, except that, the Investor Director shall not serve on the audit committee unless it is an independent director. Mr. Ji has agreed to vote his shares for the election of the Investor Director.

The Company was required to prepare and file a registration statement covering the sales of all of the shares of common stock issuable upon exercise of the warrants or incur additional interest of 1% on the Notes. The Company's registration statement was declared effective on May 6, 2008; therefore, no penalties were incurred.

In connection with the issuance of the Securities Purchase Agreement, the Company paid $2,122,509 in debt issuance costs which is being amortized over the life of the Senior Notes. For the years ended December 31, 2009, 2008 and 2007, the Company amortized $63,940, $227,989 and $0 of the aforesaid issuance costs, net of capitalized interest.

In connection with the Securities Purchase Agreement, the Company agreed to issue to the Investor seven-year warrants exercisable for up to 1,450,000 shares of the Company's common stock at an initial exercise price equal to $14.7304 per share, subject to certain adjustments. The exercise price of the Warrants is adjusted on the first anniversary of issuance and thereafter, at every six month anniversary beginning in the fiscal year 2009 if the volume weighted average price, or VWAP, (as defined therein) for the 15 trading days prior to the applicable reset date is less than the then applicable exercise price, in which case the exercise price shall be adjusted downward to the then current VWAP; provided, however, that in no event shall the exercise price be adjusted below $7.3652 per share. The exercise price was adjusted to $7.3652 on January 29, 2009. No further adjustments of the exercise price will be required (as that is the floor price).

The warrants granted to the Investor on January 29, 2008 are considered derivative instruments that need to be bifurcated from the original security. If the Warrants have not been exercised within the seven year period, then the Investor can have the Company purchase the Warrants for $17,500,000. This amount is shown as a debt discount and is being amortized over the term of the Senior Notes. For the years ended December 31, 2009, 2008 and 2007, the Company amortized $280,250, $1,004,677 and $0 of the aforesaid discounts, net of capitalized interest.

The warrants have been determined to be derivative liabilities instruments because there is a required redemption requirement if the holder does not exercise the Warrants. However, the warrants are not required to be valued at fair value, rather, to be at its undiscounted redemption amount of $17.5 million.

Note 6 — Warrants

Following is a summary of the warrant activity:

	Warrants Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2007	544,242	$13.10	$ 376,977
Granted	1,450,000	14.74	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding, December 31, 2008	1,994,242	$14.28	—
Granted	—	—	—
Forfeited	(160,588)	$ 7.20	—
Exercised	—	—	—
Outstanding, December 31, 2009	1,833,654	$ 8.93	$4,008,434

See report of independent registered public accounting firm.

Note 6 — Warrants – (continued)

Following is a summary of the status of warrants outstanding at December 31, 2009:

Outstanding Warrants

Exercise Price	Number	Average Remaining Contractual Life
$7.37	1,450,000	5.08
$14.86	383,654	2.59
$8.93	1,833,654	4.56

Note 7 — Defined Contribution Plan

The Company is required to participate in a defined contribution plan operated by the local municipal government in accordance with Chinese law and regulations. The Company contributes 100RMB per employee per month to the plan. Starting from 2008, no minimum contribution is required but the maximum contribution cannot be more than 14% of the current salary expense. The total contribution for the above plan was $224,949, $112,233 and $122,677 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 8 — Secondary Public Offering

On September 9, 2009, the Company completed an underwritten public offering for 5,725,000 shares of its common stock at a price of $8.75 per share. China Natural Gas also granted the underwriters a 30-day option to purchase up to an additional 858,750 shares to cover over-allotments at the public offering price.

On September 21, 2009, the Company closed the sale of an additional 858,750 shares of common stock at the public offering price of $8.75 per share, pursuant to the over-allotment option exercised in full by the underwriter in connection with its public offering that closed on September 9, 2009.

The net proceeds, after deducting underwriting discounts and commissions and the relevant expenses, is approximately $54.4 million.

The net proceeds from the offering was intended to be used for the construction of the Company's liquefied natural gas facility, the acquisition of CNG fueling stations, the purchase of CNG trucks and the establishment of a joint venture company with China National Petroleum Corporation Kunlun Natural Gas Co., Ltd., as well as for general working capital purposes.

Note 9 — Statutory Reserve

As stipulated by the Company Law of the People's Republic of China (PRC) as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i. Making up cumulative prior years' losses, if any;

ii. Allocations to the "Statutory surplus reserve" of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company's registered capital;

iii. Allocations to the discretionary surplus reserve, if approved in the shareholders' general meeting.

As of December 31, 2009, the remaining reserve needed to fulfill the 50% registered capital requirement totaled $62,649,581.

See report of independent registered public accounting firm.

Note 10 — Accounting for Stock-based Compensation

1) Options from CEO to pay for certain Company's legal expenses

On September 22, 2007, Mr. Qinan Ji, chairman and shareholder of the Company, transferred 50,000 of his personally-owned options to the Company's attorney to cover certain Company legal expenses. 30% of the options vested on September 22, 2008, 30% vest on September 22, 2009, and the remaining 40% vest on September 22, 2010. Upon termination of service to the Company, the attorney is required to return all unvested options. These options expire June 1, 2012.

The Company used the Black-Scholes Option Pricing Model to value the options at the time they were issued, based on the stock price on its grant date, the stated exercise prices and expiration dates of the instruments and using a risk-free rate of 4.10%. The estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. $66,535, $66,704 and $0 of compensation expense were recorded during the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, $66,024 of estimated expense with respect to non-vested stock-based compensation has yet to be recognized and will be recognized in expense over the optionee's remaining weighted average service period of approximately nine months.

2) 2009 stock option plan

On March 11, 2009, the board of directors approved by written consent the Company's stock option plan for its employees, directors and consultants. Pursuant to the plan, the total stock option pool will equal to 10% of the Company's total shares outstanding as of March 11, 2009. Among the option pool approved, 4% shall be awarded in 2009 and another 4% shall be awarded in 2010, and 2% reserved for future awards. For the 2009 stock option award, the CEO and CFO were granted total options of 1% and 0.6% of the common shares outstanding respectively, 50% as Non-qualified Stock Options (NSO) and 50% as Incentive Stock Awards (ISA), for a vesting period of four years. The Company granted the former CFO, Veronica Chen, options to purchase 75,000 shares of the Company's common stock, representing approximately 0.5% of the Company's outstanding shares as of March 11, 2009, which forfeited as Veronica Chen resigned as CFO. 5,000 option shares per year will be granted to each non-executive board member and 6,000 option shares per year granted to the Audit Committee Chairman. Other senior management and employees will be granted total options of 2.11% of the Company's common shares. On April 1, 2009 and May 1, 2009, the Company issued 243,850 and 75,000 stock options, respectively, pursuant to the Company's 2009 employee stock option and stock award plan. The strike price for the options was $4.90 per share. The stock option has a term of six years and vests evenly over four years starting one year from the issuance date on an annually basis.

The Company used the Black-Scholes Option Pricing Model to value the options at the time they were issued, based on the stock price on its grant date, the stated exercise prices and expiration dates of the instruments and using risk-free rates. The volatility of the Company's common stock was estimated by management based on the historical volatility of the Company's common stock, the risk free interest rate was based on Treasury Constant Maturity Rates published by the U.S. Federal Reserve for periods applicable to the estimated life of the options, and the expected dividend yield was based on the current and expected dividend policy. The Company currently uses the "simplified" method to estimate the expected term for share option grants as it does not have sufficient historical experience to provide a reasonable estimate. The Company will continue to use the "simplified" method until it feels that it has sufficient historical experience to provide a reasonable estimate of expected terms. The estimated life is based on one half of the sum of the vesting period and the contractual life of the option. This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date. $36,468 of compensation expense related to Veronica Chen's 75,000 options was reversed upon her resignation of employment on January 31, 2010. $158,517 of compensation expense was recorded during the year ended December 31, 2009.

Note 10 — Accounting for Stock-based Compensation – (continued)

As of December 31, 2009, $686,913 of estimated expense with respect to non-vested stock-based compensation has yet to be recognized and will be recognized in expense over the optionee's remaining weighted average service period of approximately 3.25 years.

Following is a summary of the stock option activity:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2007	—	$ —	$ —
Granted	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Outstanding, December 31, 2008	—	—	—
Granted	318,850	$4.90	$ 95,655
Forfeited	75,000	4.90	466,500
Exercised	—	—	—
Outstanding, December 31, 2009	243,850	$4.90	$1,516,747

Following is a summary of the status of stock options outstanding at December 31, 2009:

Outstanding Options			Exercisable Options		
Exercise Price	Number	Average Remaining Contractual Life	Exercise Price	Number	Average Remaining Contractual Life
$4.90	243,850	5.25	—	—	—

Note 11 — Earnings per Share

Earnings per share for the years ended December 31, 2009 and 2008 is determined by dividing net income for the periods by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding. The following is an analysis of the differences between basic and diluted earnings per common share in accordance with FASB's accounting standard.

The following demonstrates the calculation for earnings per share for the years ended December 31, 2009 and 2008:

	For the years ended December 31,		
	2009	2008	2007
Basic earnings per share			
Net income	$18,830,787	$15,190,368	$ 9,116,070
Weighted shares outstanding – Basic	16,624,294	14,600,154	13,100,340
Earnings per share – Basic	$ 1.13	$ 1.04	$ 0.70
Diluted earnings per share			
Net income	$18,830,787	$15,190,368	$ 9,116,070
Weighted shares outstanding – Basic	16,624,294	14,600,154	13,100,340
Effect of diluted securities – Warrants	206,613	44,916	50,561
Weighted shares outstanding – Diluted	16,830,907	14,645,070	13,150,901
Earnings per share – Diluted	$ 1.12	$ 1.04	$ 0.69

See report of independent registered public accounting firm.

Note 11 — Earnings per Share – (continued)

At December 31, 2009, 2008 and 2007, the Company had outstanding warrants of 1,833,654, 1,994,242 and 544,242, respectively. For the year ended December 31, 2009, the average stock price was greater than the exercise prices of the 1,450,000 warrants which resulted in additional weighted average common stock equivalents of 206,613; 383,654 outstanding warrants were excluded from the diluted earnings per share calculation as they are anti-dilutive. For the year ended December 31, 2008, the average stock price was greater than the exercise prices of the 160,588 warrants which resulted in additional weighted average common stock equivalents of 44,916; 1,833,654 outstanding warrants were excluded from the diluted earnings per share calculation as they are anti-dilutive. For the year ended December 31, 2007, the average stock price was greater than the exercise prices of the 160,588 warrants which resulted in additional weighted average common stock equivalents of 50,561; 383,654 outstanding warrants were excluded from the diluted earnings per share calculation as they are anti-dilutive.

Note 12 — Current Vulnerability Due to Certain Concentrations

Concentration of natural gas vendors:

	For the years ended December 31,		
	2009	2008	2007
Numbers of natural gas vendors	4	4	3
Percentage of total natural gas purchases	98%	98%	88.4%

As of December 31, 2009 and 2008, the Company has $82,146 and $206,811, respectively, payable due to its major suppliers.

The Company maintains long-term natural gas minimum purchase agreements with one of its vendors as of December 31, 2009. There are no minimum purchase requirements by the Company. Contracts are renewed on an annual basis. The Company's management reports that it does not expect any issues or difficulty in continuing to renew the supply contracts with these vendors going forward. Price points for natural gas are strictly controlled by the government and have remained stable over the past three years.

The Company's operations are carried out in the People's Republic of China. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the People's Republic of China, by the general state of the People's Republic of China's economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 13 — Commitments and Contingencies

(a) Lease Commitments

The Company recognizes lease expense on a straight-line basis over the term of the lease in accordance to FASB's accounting standard regarding leases. The Company entered into a series of long-term lease agreements with outside parties to lease land use rights to the self-built Natural Gas filing stations located in the PRC. The agreements have terms ranging from 10 to 30 years. The Company makes annual prepayments for most lease agreements. The Company also entered into two office leases in Xi'an, PRC, one office lease in Jingbian, PRC, one office lease in Wuhan, PRC and one office lease in New York, NY. The minimum future payment for leasing land use rights and offices is as follows:

Year ending December 31, 2010	$ 1,582,822
Year ending December 31, 2011	1,701,475
Year ending December 31, 2012	1,516,221
Year ending December 31, 2013	1,404,794
Year ending December 31, 2014	1,771,514
Thereafter	24,326,313
Total	$32,303,139

For the years ended December 31, 2009, 2008 and 2007, the land use right and office lease expenses were $1,623,127, $1,127,558 and $ 433,755, respectively.

(b) Property and Equipment Purchase Commitments

The Company has purchase commitments for materials, supplies, services and property and equipment for constructing the LNG plant and other CIP projects. The Company has future commitments as followings:

Year ending December 31, 2010	$11,535,240
Year ending December 31, 2011	2,143,287
Thereafter	—
Total	$13,678,527

(c) Natural Gas Purchase Commitments

The Company has existing long-term natural gas purchase agreements with its major suppliers. However, none of those agreements stipulate any specific purchase amount or quota each year, thus giving the Company enough flexibility to constantly look for lower-cost sources of supply. Therefore, the Company is not legally bound in purchase commitments by those agreements.

(d) Legal Proceedings

A former member of the board of directors filed a lawsuit against the Company in the New York State Supreme Court, Nassau County, in which he has sought, among other things to recover a portion of his monthly compensation plus 20,000 options that he alleges are due to him pursuant to a written agreement. After the plaintiff rejected an offer by the Company that included the options that the plaintiff alleged were due to him, the Company moved to dismiss the complaint. The judge ordered the Company to issue the 20,000 options to the plaintiff subject to any restrictions required by applicable securities laws, which was essentially what the Company had previously offered, and dismissed all of the plaintiff's remaining claims against the Company. The current board of directors has complied with the court's decision by tendering an options agreement to the plaintiff consistent with the court's decision, but the plaintiff has refused to execute the agreement, and instead has filed an appeal. Regardless of the outcome of the appeal, the Company believes that any liability it would incur will not have a materially adverse effect on its financial condition or its results of operations, and, accordingly, this matter has not been reflected on the Company's consolidated financial statements.

See report of independent registered public accounting firm.

Note 13 — Commitments and Contingencies – (continued)

(e) Registered capital commitments

On September 8, 2009, SXNGE increased its registered capital from $53,929,260 to $79,929,260. CHNG contributed $10,000,000 registered capital of the total $26,000,000 to SXNGE on September 29, 2009. The remaining registered capital of $16,000,000 is required to be contributed by CHNG by October 10, 2011, two years after the new business license was obtained on October 10, 2009

Note 14 — Quarterly Financial Information (Unaudited)

For the fiscal year ended December 31, 2009, the Company has unaudited quarterly financial data information as following:

Year Ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenues	$18,527,666	$20,742,520	$20,125,184	$21,670,748	$81,066,118
Gross profit	9,633,652	10,278,190	9,717,692	10,531,545	40,161,079
Net income	4,201,623	3,862,756	4,647,519	6,118,889	18,830,787
Basic EPS	0.29	0.26	0.29	0.29	1.13
Diluted EPS	0.29	0.26	0.29	0.28	1.12

Note 15 — Subsequent Event (Restated)

On February 26, 2010, the Company through its subsidiary, JBLNG, entered into a fixed assets loan contract with Shanghai Pudong Development Bank Xi'an Branch ("SPDB"), pursuant to which SPDB agreed to lend the Company up to $17,676,000 at the annual interest rate of 5.76% (the "Loan"). The Company was entitled to borrow amounts under the loan between March 1, 2010 and June 30, 2010.

In addition, in connection with the Loan, XXNGC, the variable interest entity of the Company, entered into a pledge agreement with SPDB, pursuant to which XXNGC's equipment and vehicles located within the PRC were pledged to secure the repayment of the Loan. XXNGC also entered into a guaranty with SPDB to guarantee the repayment of the Loan.

The Company has performed an evaluation of subsequent events through March 10, 2010, which is the date the financial statements were issued, and did not identify major events that have a material impact on the Company's financial statements.

See report of independent registered public accounting firm.

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